FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of November 2004

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F_3________              Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes____            No__3_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Announces Convertible Preferred Stock Offering of Approximately $15 Million and Reports Third Quarter 2004 Financial Statements, dated November 29, 2004.

2. Notice of 2004 Annual General Meeting of Shareholders of TTI Team Telecom International Ltd. and Proxy Statement, dated November 30, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                        TTI Team Telecom International Ltd.



Date: December 2, 2004                  By:  /s/ Israel (Eli) Ofer
                                             ---------------------

                                        Israel (Eli) Ofer
                                        Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit  Description
Number   of Exhibit


10.1 Press Release: TTI Telecom Announces Convertible Preferred Stock Offering of Approximately $15 Million and Reports Third Quarter 2004 Financial Results, dated November 29, 2004.

10.2 Notice of 2004 Annual General Meeting of Shareholders of TTI Team Telecom International Ltd. and Proxy Statement, dated
         November 30, 2004.

                                  EXHIBIT 10.1


Corporate Contacts:


            Meir Lipshes               Sanjay Hurry
            Executive Director         Investor Relations Officer
            TTI Telecom Ltd.           TTI Telecom Ltd.
            T: +1.972.3.922.1262       T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249       F: +1.201.795.3920
            meirl@tti-telecom.com      sanjay@tti-telecom.com



                   TTI TELECOM ANNOUNCES CONVERTIBLE PREFERRED
STOCK OFFERING OF APPROXIMATELY $15 MILLION AND
                      REPORTS THIRD QUARTER 2004 FINANCIAL RESULTS

  - Capital Raised as Part of Restructuring Plan to Reduce Operating Expenses, Add Management Expertise and Depth to Executive Ranks and Sharpen
                               Strategic Focus -

Petach Tikva, Israel, November 29, 2004 - TTI Telecom International Ltd. (NASDAQ: TTIL), a global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, today announced unaudited results for its third fiscal quarter ended September 30, 2004. For the quarter, the Company reported revenues of $7.2 million, and an operating and net loss of $9.9 million and $11.3 million, respectively. Management will hold a conference call on Wednesday, December 1, 2004 at 9:00am ET to discuss the Company's performance for the quarter.

The Company also announced that it has entered into definitive agreements to obtain $14.6 million of new equity financing through the sale of 6,636,391 shares of Series A Convertible Preferred Stock ("Preferred Stock") in a private placement to institutional investors. The Preferred Stock is convertible into 6,636,391 Ordinary Shares of TTI at a price of $2.20 per Ordinary Share. In addition, holders of Preferred Stock will be given one warrant to purchase 0.4 Ordinary Shares of TTI Telecom at an exercise price of $2.50 per share for each share of Preferred Stock owned. Oppenheimer & Co. Inc. acted as placement agent for the transaction.

Shareholder approval will be required to authorize the Preferred Stock. Team Software Industries Ltd., a current 50.22% shareholder and parent company of TTI Telecom, has undertaken towards the purchasers of the Preferred Stock to vote in favor of authorizing the Preferred Stock. The formal shareholder vote will take place at TTI's annual meeting scheduled for December 29, 2004.

The Series A Convertible Preferred Stock was offered, and is being sold, pursuant to exemptions provided by Section 4(2) of the Securities Act of 1933 Act and Regulation D thereunder. None of the securities were offered, or may be sold or otherwise transferred, in the absence of an effective registration statement under the Securities Act and applicable state securities laws or an opinion of counsel acceptable to TTI Telecom and its counsel that such registration is not required. No offer to sell, or solicitation of any offer to purchase, such securities is made by this press release.

Revenues for the third quarter of 2004 were $7.2 million, compared with $11.0 million for the third quarter of last year. Operating loss of the quarter was $9.9 million dollars versus an operating loss of $13.4 million in the year-ago quarter. Operating loss for the quarter and year-ago period include one-time charges relating to capitalized software and goodwill totaling $2.5 million and $6.9 million, respectively. Excluding these charges, operating loss of the quarter was $7.4 million dollars versus an operating loss of $6.5 million in the year-ago quarter.

Net loss for the quarter was $11.3 million, or a loss of $0.95 per diluted share, as compared with a net loss of $12.7 million, or a loss of $1.07 per diluted share, last year. Net loss for the quarter and year-ago period reflect the one-time charges detailed above. Excluding these charges, net loss for the quarter was $8.8 million, or $0.74 per diluted share, versus a net loss of $5.8 million, or a loss of $0.48 per share in the same quarter last year. The Company ended the quarter with approximately $22.4 million in cash and liquid investments and equivalent to $1.89 per fully diluted share.

Revenues for the nine months ended September 30, 2004 were $27.9 million, compared to $33.9 million for the same period last year. Operating loss was $22.3 million compared to operating loss of $26.8 million for the same period of 2003. Net loss was $23.4 million, or $1.97 per diluted share, versus net loss of $24.3 million, or $2.05 per diluted share, last year. Excluding the one-time charges described above, operating loss for the nine months ended September 30, 2004 was $19.8 million and net loss was $20.9 million, or $1.76 per diluted share, as compared to an operating loss of $19.9 million and net loss was $17.4 million, or $1.46 per diluted share, for the same period in 2003.

"The third quarter of 2004 marked a transitory period for TTI Telecom, one intended to bring the Company in line with the realities of today's telecom market, while maintaining its technological leadership and installed customer base," said Menahem Tirosh, chief executive officer of TTI Telecom. "To that end, we initiated a restructuring plan and have created a leaner organization that is more customer-centric and focused on key technologies, while also enhancing our product offering to better meet the needs of today's next-generation service provider. In addition, seasoned management with extensive telecommunications and corporate experience was added and we strengthened our balance sheet with a convertible preferred stock offering that we believe enhances our ability to further penetrate the global OSS market, reaffirms our commitment to our customers and provides a platform from which to launch the next stage of TTI Telecom's growth."

Conference Call Information:
A conference call has been scheduled for 9:00am ET on Wednesday, December 1, 2004, during which management will discuss the Company's performance for the quarter. The call will be accessible via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on December 8, 2004. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "22640524". The webcast of the conference call will be archived on the TTI Telecom web site.


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                               -Tables to follow-


                         TTI TELECOM INTERNATIONAL LTD.

                               STATEMENT OF INCOME

              (in thousands of U.S. dollars except per share data)


                                                            Three months                        Nine months
                                                        ended September 30,                 ended September 30,

                                                       2004              2003             2004              2003


                                     Revenues:

                                       Product  $3,532             $7,732           $16,333          $24,763
                                      Services   3,708              3,301            11,612           9,137

                                                 -----------------  ---------------- ---------------  ------------------
                                Total revenues   7,240              11,033           27,945           33,900
                                                 -----------------  ---------------- ---------------  ------------------


                             Cost of revenues:
                                       Product   3,148              6,815            13,004           22,182
                                      Services   2,576              1,713            7,040            4,824
            Impairment of capitalized software

                             development costs   2,475              5,864            2,475            5,864

                                                 -----------------  ---------------- ---------------  ------------------
                        Total cost of revenues   8,199              14,392           22,519           32,870

                                                 -----------------  ---------------- ---------------  ------------------

                          Gross profit (loss):   (959)              (3,359)          5,426            1,030

                                                 -----------------  ---------------- ---------------  ------------------

                           Operating expenses:
                 Research and development, net   2,597              2,456            8,596            7,344
                      Sales and marketing, net   4,756              4,871            14,291           14,536
                    General and administrative   1,620              1,670            4,871            4,901
                        Impairment of goodwill   0                  1,052            0                1,052

                                                 -----------------  ---------------- ---------------  ------------------
                      Total operating expenses   8,973             10,049           27,758           27,833

                       Operating income (loss)  (9,932)           (13,408)         (22,332)         (26,803)

                         Financial income, net     243                756              589            2,168

                                                 -----------------  ---------------- ---------------  ------------------

                 Income before taxes on income  (9,689)           (12,652)         (21,743)         (24,635)
                               Taxes on income   1,584                 14            1,642             (352)

                                                 -----------------  ---------------- ---------------  ------------------
                            Net income (loss) $(11,273)          $(12,666)        $(23,385)        $(24,283)

                                                 =================  ================ ===============  ==================

                  Basic net earnings per share  $(0.95)            $(1.07)          $(1.97)          $(2.05)

                                                 =================  ================ ===============  ==================



                Diluted net earnings per share  $(0.95)            $(1.07)          $(1.97)          $(2.05)
                                                 =================  ================ ===============  ==================


      Number of shares used in computing basic
                       income (loss) per share   11,872,052     11,872,052      11,872,052        11,872,052

                                                 =================  ================ ===============  ==================

    Number of shares used in computing diluted


                       income (loss) per share   11,872,052      11,872,052     11,872,052        11,872,052
                                                 -----------------------------------------------------------------------




                         TTI TELECOM INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                                                       09/30/2004   12/31/2003

ASSETS

Current Assets:

Cash and cash equivalents                                      $5,543                     $13,901
Short term bank deposits                                       4,639                      4,365
Marketable securities                                          11,489                     15,767
Trade receivables                                              5,513                      10,738
Unbilled receivables                                           4,748                      6,590
Prepaid expenses and other accounts receivable                 2,272                      2,728
                                                              -------------------        -------------------

Total current assets                                          34,204                     54,089
                                                              -------------------        -------------------


LONG-TERM INVESTMENTS:
Long term deposits                                               741                        973
Investment in affiliate                                          165                        165
Severance pay fund                                             3,827                      4,075
Long-term pre-paid expenses                                        0                        200
Deferred tax                                                       0                      1,647
Long-term receivables                                          3,067                      3,038
                                                               -------------------        -------------------

Total long-term investments                                    7,800                     10,098

                                                               -------------------        -------------------

PROPERTY AND EQUIPMENT:
Cost                                                           22,499                     21,948
Less - accumulated depreciation                                16,075                     14,110
                                                               -------------------        -------------------

Property and equipment, net                                     6,424                      7,838

                                                               -------------------        -------------------

OTHER INTANGIBLE ASSETS, NET                                    1,403                      4,581

                                                               -------------------        -------------------

Total assets                                                  $49,831                    $76,606
                                                               ===================        ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables                                                 $2,874                     $4,588
Related parties                                                   476                      1,176
Deferred revenues                                               4,867                      3,591
Other accounts payable and accrued expense                      4,369                      6,164
                                                               -------------------        -------------------
Total current liabilities                                      12,586                     15,519
                                                               -------------------        -------------------

ACCRUED SEVERANCE PAY                                           5,021                      5,298
                                                               -------------------        -------------------

SHAREHOLDERS' EQUITY
Share capital                                                    1,794                      1,794
Additional paid-in capital                                      58,476                     58,657
Retained earnings (Accumulated deficit)                        (28,046)                    (4,662)

                                                               -------------------        -------------------
Total shareholders' equity                                      32,224                     55,789
                                                               -------------------        -------------------


Total liabilities and shareholders' equity                     $49,831                    $76,606
                                                               ===================        ===================



                                  EXHIBIT 10.2


[OBJECT OMITTED]



November 30, 2004

Dear Shareholder,

         You are cordially invited to attend the 2004 Annual General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Wednesday, December 29, 2004, at 4:00 p.m. (Israel time), at our executive offices at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel.

         We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Annual General Meeting.

         Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

         We appreciate your continuing interest in TTI Team Telecom International Ltd.



                             Very truly yours,



                             /s/ Shlomo Eisenberg
                             ----------------------

                             Shlomo Eisenberg
                             Chairman of the Board of Directors

                       TTI TEAM TELECOM INTERNATIONAL LTD.

            NOTICE OF THE 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS



         Notice is hereby given that the 2004 Annual General Meeting of Shareholders (the "Meeting" or "Annual General Meeting") of TTI Team Telecom International Ltd. (the "Company") will be held on Wednesday, December 29, 2004, at 4:00 p.m. (Israel time), at the offices of the Company, 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, for the following purposes:

                  (1) To consider the financial statements of the Company for the year ended December 31, 2003;

                  (2) To appoint Kost, Forer, Gabbay & Kasierer as the Company's independent auditors for the 2004 fiscal year;

                  (3) To elect Meir Lipshes, Meir Dvir, Ilan Toker and Lior Bregman to the Company's board of directors; Rami Zivony and Doron Zinger serve as the Company's external directors;

                  (4) To approve a private placement transaction in which the Company will issue 6,636,391 shares of a new class of Series A Convertible Preferred Shares, and 2,654,556 warrants to purchase Ordinary Shares (as defined in the Proxy Statement attached hereto), to certain investors approved by the board of directors of the Company, the issuance of 371,638 warrants to the placement agent for such transaction, and the reservation of a sufficient number of Ordinary Shares for issuance upon conversion of the Series A Convertible Preferred Shares and exercise of the investor and placement agent warrants;

                  (5) To approve certain amendments to the Amended and Restated Articles of Association of the Company and the Memorandum of Association of the Company in order to give effect to the terms of the private placement transaction;

                  (6) To approve and ratify the compensation paid to Doron Zinger, one of the Company's external directors;

                  (7) To approve the compensation paid to Ilan Toker and Lior Bregman;

                  (8) To approve the indemnity agreements between the Company and Doron Zinger, Ilan Toker and Lior Bregman;

                  (9) To adopt the Company's 2004 Employee Share Option Plan, and reserve 1,000,000 Ordinary Shares for issuance thereunder;

                  (10) To approve the grant of options to purchase 75,000 Ordinary Shares of the Company to Shlomo Eisenberg, the outgoing Chairman of the Board of Directors of the Company;

                  (11) To approve the grant of options to purchase 75,000 Ordinary Shares of the Company to Meir Lipshes, the new chairman of the Board of Directors of the Company, the entering into an engagement agreement by the Company with Meir Lipshes pursuant to which the Company will pay to Mr. Lipshes a monthly salary of NIS 80,000 (linked to the CPI), plus applicable social benefits, and to approve and ratify the payment of management fees to Meir Lipshes for the months of September 2004 through December 2004;

                  (12) To approve the participation by the Company in the umbrella insurance policy of Arad Investments and Industrial Development Ltd. and its affiliates; and

                  (13) To transact such other business as may properly come before the Meeting or any adjournment thereof.

         Shareholders of record at the close of business on November 26, 2004, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. A copy of our financial statements is enclosed with, but does not constitute part of, the accompanying proxy statement.

         Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

         Shareholders who are unable to attend the Annual General Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

                                            By Order of the Board of Directors


                                            Shlomo Eisenberg
                                            Chairman of the Board of Directors

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                              7 Martin Gehl Street
                              Petach Tikva, Israel


                                 PROXY STATEMENT





         This proxy statement is being furnished to the Company's shareholders in connection with the solicitation of proxies by the board of directors of the Company for use at the 2004 Annual General Meeting of shareholders to be held on Wednesday, December 29, 2004, and at any adjournment thereof. This proxy statement and the accompanying form of proxy are first being mailed to our shareholders on or about November 30, 2004.


Purpose of the 2004 Annual General Meeting

         The agenda of the 2004 Annual General Meeting will be as follows:

                  (1) To consider the financial statements of the Company for the year ended December 31, 2003;

                  (2) To appoint Kost, Forer, Gabbay & Kasierer as the Company's independent auditors for the 2004 fiscal year;

                  (3) To elect Meir Lipshes, Meir Dvir, Ilan Toker and Lior Bregman to the Company's board of directors; Rami Zivony and Doron Zinger serve as the Company's external directors;

                  (4) To approve a private placement transaction in which the Company will issue 6,636,391 shares of a new class of Series A Convertible Preferred Shares, and 2,654,556 warrants to purchase Ordinary Shares (as hereafter defined), to certain investors approved by the board of directors of the Company, the issuance of 371,638 warrants to the placement agent for such transaction, and the reservation of a sufficient number of Ordinary Shares for issuance upon conversion of the Series A Convertible Preferred Shares and exercise of the investor and placement agent warrants;

                  (5) To approve certain amendments to the Amended and Restated Articles of Association of the Company and Memorandum of Association in order to give effect to the terms of the private placement transaction;

                  (6) To approve and ratify the compensation paid to Doron Zinger, one of the Company's external directors;

                  (7) To approve the compensation paid to Ilan Toker and Lior Bregman;

                  (8) To approve the indemnity agreements between the Company and Doron Zinger, Ilan Toker and Lior Bregman;

                  (9) To adopt the Company's 2004 Employee Share Option Plan, and reserve 1,000,000 Ordinary Shares for issuance thereunder;

                  (10) To approve the grant of options to purchase 75,000 Ordinary Shares of the Company to Shlomo Eisenberg, the outgoing Chairman of the Board of Directors of the Company;

                  (11) To approve the grant of options to purchase 75,000 Ordinary Shares of the Company to Meir Lipshes, the new chairman of the Board of Directors of the Company, the entering into an engagement agreement by the Company with Meir Lipshes pursuant to which the Company will pay to Mr. Lipshes a monthly salary of NIS 80,000 (linked to the CPI), plus applicable social benefits, and to approve and ratify the payment of management fees to Meir Lipshes for the months of September 2004 through December 2004;

                  (12) To approve the participation by the Company in the umbrella insurance policy of Arad Investments and Industrial Development Ltd. and its affiliates; and

                  (13)To transact such other business as may properly come before the Meeting or any adjournment thereof.

         Only holders of record of the ordinary shares, nominal value NIS 0.50 per share, of TTI Team Telecom International Ltd. (the "Ordinary Shares"), at the close of business on the Meeting record date, November 26, 2004 are entitled to notice of, and to vote at, the 2004 Annual General Meeting. The Company had 11,872,052 Ordinary Shares outstanding on October 31, 2004. Each Ordinary Share outstanding on the Meeting record date will entitle its holder to one vote upon each of the matters to be presented at the 2004 Annual General Meeting. A quorum must be present in order for the 2004 Annual General Meeting to be held.

         If within one hour from the time established for the commencement of the 2004 Annual General Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, Wednesday, January 5, 2005, at the same time and place or, if the Chairman of the board of directors of the Company so determines, with the consent of a majority of the shares represented at the Annual Shareholders Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined at the adjourned meeting, any two members present, in person or by proxy, shall constitute a quorum.

         Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

Proxies

         Proxies for use at the 2004 Annual General Meeting are being solicited by the board of directors of the Company. Proxies are being mailed to shareholders on or about November 30, 2004, and will be solicited primarily by mail; however, certain of the Company's officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owner of our Ordinary Shares.

         All Ordinary Shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the 2004 Annual General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the 2004 Annual General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the meeting by communicating such revocation in writing to the Company's Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the 2004 Annual General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel,
Attention: Israel (Eli) Ofer, Chief Financial Officer.



OWNERSHIP OF TTI TEAM TELECOM INTERNATIONAL LTD. SHARES

         The following table sets forth, as of October 31, 2004, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group.


Identity of Person or Group                                         Amount Owned     Percent(1)


Team Software Industries Ltd. (2)  . . . . . . . . . . . . . . . . 5,962,550        50.22 %

Fidelity Management & Research Company (3)...................      1,172,000        9.87%

All directors and executive officers as a group (4)(5) . . . . . . 6,055,317        51.0  %



(1) Based on 11,872,052 Ordinary Shares outstanding as of October 31, 2004. Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such Ordinary Shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

(2) Team Software Industries Ltd. is a wholly-owned subsidiary of Team Computers and Systems Ltd. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. The principal shareholder of Team Computers is Arad Investments and Industrial Development Ltd., an Israeli company, whose shares are publicly traded on the Tel Aviv Stock Exchange, which, as of October 31, 2004, owned approximately 57.12% of Team Computers' shares. Team Software's and Team Computers' address is 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, 49512. Team Software and Team Computers have notified the Company that they are considering the possibility of distributing the shares in the Company currently owned by Team Software to Team Computers, and then distributing such shares to the shareholders of Team Computers.

(3) Based on information provided by FMR Corp. in its letter dated on June 10, 2004, Fidelity Management & Research Company, or Fidelity, is a wholly-owned subsidiary of FMR Corp., and acts as an investment adviser to various investment companies. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 1,172,000 of such shares, or 9.87% of our outstanding shares as of the date of the letter.

(4) Includes 5,962,550 Ordinary Shares owned by Team Software. As of October 31, 2004, Shlomo Eisenberg, the outgoing Chairman of our board of directors, owned approximately 14.6% of Team Computers' shares directly; Arad Investments and Industrial Development Ltd., of which Mr. Eisenberg is a member of the controlling group of shareholders and Chairman of the board of directors, owned approximately 57.12% of Team Computers' shares; and Meir Lipshes, a member of our board of directors, owned approximately 8.4% of Team Computers' shares. Shlomo Eisenberg and Meir Lipshes are directors of each of Team Software, Team Computers and us, and therefore may be deemed to beneficially own the Ordinary Shares owned by Team Software. Messrs. Eisenberg and Lipshes disclaim any beneficial interest in our Ordinary Shares owned by Team Software except to the extent of any pecuniary interest therein.

(5) Includes 92,767 Ordinary Shares issuable upon the exercise of currently-exercisable options granted to directors and executive officers under our employee share option plans (of which options to purchase an aggregate of 42,000 Ordinary Shares are held by Shlomo Eisenberg and Meir Lipshes), and 28,101 Ordinary Shares held by Shlomo Eisenberg, as a result of the exercise of options.

AGENDA OF THE 2004 ANNUAL GENERAL MEETING

         The agenda of the 2004 Annual General Meeting will be as follows:

Item 1 - Consideration of the Financial Statements of the Company.

         At the Meeting, our audited consolidated financial statements for the fiscal year ended December 31, 2003 will be considered. This item will not involve a vote of the shareholders. The Annual Report of the Company for the fiscal year ended December 31, 2003, including financial statements, is enclosed, but is not part of the proxy solicitation material.

Item 2 - Appointment of Auditors

         At the Meeting, Kost, Forer, Gabbay & Kasierer, independent certified public accountants in Israel, and a member of the Ernst & Young international accounting firm, will be nominated by our board of directors for reappointment as our auditors for the fiscal year ending December 31, 2004. The auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kost, Forer, Gabbay & Kasierer be appointed as the auditors of the Company for the fiscal year ending December 31, 2004.

         RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the auditors, or to delegate the Audit Committee thereof to do so."

         The board of directors of the Company recommends that the shareholders vote FOR the approval of the proposed resolutions.



Item 3 -Election of Directors

         At the Meeting, shareholders will be asked to elect the following four directors to our board of directors:

         Meir Lipshes
         Meir Dvir
         Ilan Toker
         Lior Bregman


         The following information is supplied with respect to each person recommended to be elected to the board of directors of the Company, and is based upon the records of the Company and information furnished to it by the nominees.

         Meir Lipshes served as one of our directors since we commenced independent operations in September 1992 and was appointed Chief Executive Officer in January 1996. At its meeting on November 28, 2004, the Board of Directors decided to elect Mr. Lipshes Chairman of the Board effective as of the date of the Meeting. Mr. Lipshes was one of the founders and is a current shareholder of Team, served as Team's President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

         Meir Dvir became a director in 1997. Since 1994, Mr. Dvir has served as President of Dea Shnia Ltd. Mr. Dvir additionally has held the following positions, among others: Executive Vice President of R&D and Business Development at I.A.I. Ltd. from 1985 to 1994, Director of the Aircraft Division of I.A.I. Ltd. from 1987 to 1989, Chief Operating Officer of Elscint Ltd. from 1984 to 1985, and President of I.A.I. Ltd. from 1982 to 1983. Mr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

         Ilan Toker is an executive of Arad Investments and Industry Development Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange), where he has served as the acting Chief Executive Officer since 2002, and as the Chief Financial Officer since 2000. From 1997 to 2000, Mr. Tucker was the Chief Financial Officer of Isras Investment Company Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange). Mr. Tucker is a director of Hasin Aish Ceramic Products Company (1990) Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange). Mr. Tucker holds a BA in accounting and economics and an MBA degree, both from Tel Aviv University.

         Lior Bregman is a private investor. From 1988 to 2001 Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer's high technology effort and was responsible for its telecommunication equipment research effort in general and the wireless communication area in particular, as well as its research on defense and Israeli companies. Mr. Bregman's work was recognized by the Wall Street Journal and Institutional Investor All Star surveys. Until 2001 Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, Mr. Bregman served as a research analyst at Hambrecht & Quist. Mr. Bregman is currently a director of ViryaNet. Mr. Bregman received his MBA from Stanford University in 1986, and his BA from the Hebrew University of Jerusalem.


         Rami Zivoni and Doron Zinger continue to serve as the Company's external directors.

         Approval of these matters will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Meir Lipshes be re-elected to the Board of Directors of the Company, effective immediately.

         RESOLVED, that Meir Dvir be re-elected to the Board of Directors of the Company, effective immediately.

         RESOLVED, that Ilan Toker be elected to the Board of Directors of the Company, effective immediately.

         RESOLVED, that Lior Bregman be elected to the Board of Directors of the Company, effective immediately."

         The board of directors of the Company recommends that the shareholders vote FOR approval of the proposed resolutions.



Item 4 - Approval of a Private Placement Transaction

         On November 29, 2004, the Company entered into a Purchase Agreement (the "Purchase Agreement") with certain investors (the "Investors") for the issuance of 6,636,391 shares of Series A Convertible Preferred Shares, nominal value NIS 0.50 each of the Company ("Series A Preferred Shares"), in a private placement transaction for a purchase price of US$2.20 per share issued (the "Price Per Share"), representing gross proceeds to the Company of US$14.6 million.

         The Series A Preferred Shares are convertible into Ordinary Shares one a one-for-one basis at the option of the holders thereof. The Series A Preferred Shares shall automatically convert into Ordinary Shares in the event that, at any time commencing two years from the effective date of the Registration Statement (as hereafter defined), the Company's Ordinary Shares trade at a closing bid price of 100% above the Price Per Share (i.e. $4.40) for a 20 consecutive trading day period, with an average daily trading volume of at least 100,000 shares per day during such period.

         The initial conversion price of the Series A Preferred Shares is $2.20. The Series A Preferred Shares shall have weighted average anti-dilution protection, except with respect to specified issuances. In addition, for so long as at least 65% of the Series A Preferred Shares issued shall be outstanding, and no more than 35% of all Preferred Shares issued shall have been converted into Ordinary Shares, the approval of the holders of 50% of the then outstanding Series A Preferred Shares shall be required prior to the Company taking certain specified actions, including but not limited to, actions that would adversely affect, or otherwise alter or change the rights of the Series A Preferred Shares, declarations of dividends or other distributions, future issuances of securities having rights senior to our pari passu with the Series A Preferred Shares, certain mergers and share or asset sales, voluntary dissolution or cessation of the operations of the Company, incurring indebtedness over certain maximum aggregate amounts. For so long as at least 50% of the Series A Preferred Shares issued under the Purchase Agreement remain outstanding, the holders of a majority of the outstanding Series A Preferred Shares will have the right to elect one member to our board of directors.

         At the closing of the transaction, the Investors also will be granted warrants to purchase an aggregate of 2,654,556 Ordinary Shares, which is equivalent to 40% of the number of Series A Preferred Shares purchased by the Investors in the transaction (the "Warrants"). The Warrants will be exercisable for a period of 6 years after the closing of the transaction for an exercise price per Ordinary Share of $2.50. Prior to the exercise of the Warrants and for the duration of their term, the number of Ordinary Shares issuable upon their exercise and the exercise price are subject to (i) customary adjustments, including in the events of share splits, reclassifications of the Company's share capital, and upon payment of share dividends or other distributions to the Company's shareholders, and (ii) weighted average anti-dilution protection in the event that during the 6 year period following the closing of the transaction the Company issues or is deemed to have issued (subject to certain exceptions) shares at a price per share that is lower than the exercise price in effect at the time of such issuance or deemed issuance.

         In the Purchase Agreement, the Company and the Investors make customary representations and warranties. Among the Investors' representations and warranties, each Investor which is a U.S. Person for purposes of the U.S. Securities Act of 1933, as amended (the "1933 Act"), represents that it is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the 1933 Act.

         In addition, under the Purchase Agreement, the Investors have a right of first offer with respect to future issuances of securities by the Company in non-public offering transactions within 12 months after the effective date of the Registration Statement (as hereafter defined). The Purchase Agreement contains customary undertakings of the Company to indemnify the Investors for liabilities and expenses that may arise from any untrue statement, or inaccuracy in or breach of any representation, warranty, covenant or agreement in the Purchase Agreement and other related transaction documents.

         In addition, as part of the transaction, the parties will execute a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Company shall file a registration statement on Form F-3 (the "Registration Statement") covering 150% of the number of Ordinary Shares underlying the Series A Preferred Shares to be purchased under the Purchase Agreement, and 100% of the number of Ordinary Shares underlying the Warrants, within 21 days after the closing of the transaction. If the Registration Statement is not declared effective within 90 days (or 120 days in the event the SEC conducts a review) following the closing of the transaction the Company is required to pay liquidated damages to the Investors. Such damages shall be paid in cash in an amount equal to 2% of such Investors' investment in the Company for each 30 day period, or pro rata for any portion thereof, during which such requirements remain unfulfilled. The Registration Rights Agreement also contains customary undertakings of the Company and the Investors to indemnify each other for liabilities and expenses that may arise from any untrue statements in the Registration Statement or from certain other violations of securities laws.

         The negotiations relating to the proposed transaction have been conducted by the Company's management. The forms of the Purchase Agreement, the Registration Rights Agreement and the Warrant are attached hereto as Schedule A, Schedule B and Schedule C, respectively.

         Upon the closing of the private placement transaction, Oppenheimer & Co., the placement agent for the transaction, will be entitled to receive: (a) advisory fees in an amount equal to 5.5% of the actual amounts raised by the Company in the private placement transaction, as received by the Company (Series A Preferred Shares only) and (b) warrants to purchase 371,638 Ordinary Shares, such number being equivalent to 4% of the maximum total number of securities (Series A Preferred Shares and Ordinary Shares issuable under the Warrants) issuable in the private placement transaction (the "Placement Agent Warrants"), which will have an exercise price of US $2.64 per Ordinary Share and will be exercisable for a period of 4 years.


Reasons for the Transaction

         The Company's management, audit committee and board of directors believe that the proposed transaction's conditions are favorable to the Company, and that the capital expected to be raised through the proposed transaction will facilitate the fulfillment of the Company's strategic objectives, as well as enhance the Company's liquidity, and therefore believe that the proposed transaction is in the best interests of the Company.

Required Vote

         Under the Nasdaq Marketplace Rules, approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The matter was approved by our board of directors on November 28, 2004.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the execution and performance of the transaction described in the Notice to Shareholders dated November 30, 2004 (the "Proxy Statement"), by and among the Company and the investors in such transaction, including the execution, delivery and performance of the Purchase Agreement, the Registration Rights Agreement, the Warrants and any ancillary documents thereof, and any amendment and supplements thereto that do not materially increase the obligations of the Company and that are approved by the Board of Directors of the Company, the issuance of the Series A Preferred Shares, the Warrants and the Placement Agent Warrants, and the reservation of Ordinary Shares for issuance upon conversion of the Series A Preferred Shares, the exercise of the Warrants and the Placement Agent Warrants, and the issuance of all of such reserved Ordinary Shares upon the conversion of the Series A Preferred Shares, the exercise of the Warrants and the exercise of the Placement Agent Warrants, as applicable, be, and they hereby are, approved."

         The board of directors of the Company recommends that the shareholders vote FOR approval of the proposed resolution.

Item 5 - Approval of Certain Amendments to the Company's Amended and Restated Articles of Association and Memorandum of Association

         In order to give effect to the rights of the Investors under the Purchase Agreement, it is necessary to adopt certain amendments to the Company's Amended and Restated Articles of Association and the Company's Memorandum of Association. The full text of the proposed amendments are attached hereto as Schedule D and Schedule E, respectively.

         The proposed amendments achieve the following: (i) an increase in the authorized share capital of the Company, (ii) a reclassification of a portion of the Company's authorized share capital in order to create the Series A Preferred Shares, and (iii) set forth the rights of the Series A Preferred Shares, including weighted average anti-dilution protection voting rights with respect to specified transactions by the Company, the right to elect one member to the board of directors of the Company, and certain preferential rights upon liquidation of the Company.

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the amendments to the Company's Amended and Restated Articles of Association set forth in Schedule D to the Proxy Statement be, and hereby are, adopted.

         RESOLVED, that the amendments to the Company's Memorandum of Association set forth in Schedule E to the Proxy Statement be, and hereby are, adopted.

         RESOLVED, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Amended and Restated Articles of Association of the Company, which shall be referred to thereafter as the "Second Amended and Restated Articles of Association" of the Company."

         The board of directors recommends that the shareholders vote FOR approval of the proposed resolutions.


Item 6 - Approval and Ratification of the Compensation Paid to Doron Zinger, one of the Company's External Directors

         The provision of compensation and reimbursement of expenses to external directors of Israeli companies are regulated by the Israeli Companies Law, 5759-1999 (the "Companies Law"), the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 2000, as amended (the "Regulations"), and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended (the "Alleviation Regulations").

         Under the Companies Law and the Regulations, the payment of annual compensation to external directors other than certain "fixed" amounts set in Annex 2 to the Regulations, or the payment of compensation for attendance at meetings of the board of directors or committees thereof, other than certain "fixed" amounts set forth in Annex 3 to the Regulations, requires the approval of a company's audit committee, followed by its board of directors, and then by its shareholders. The payment of annual compensation equal to the "fixed" amount in Annex 2 of the Regulations, and of compensation for attendance at meetings of the board of directors or committees thereof, equal to the "fixed" amount in Annex 3 of the Regulations, does not require shareholder approval.

         In our 2003 Annual General Meeting, our shareholders approved the payment by us to our external directors of compensation that is greater than the "fixed" amounts in Annex 2 and Annex 3 of the Regulations, but less than the maximum amounts permitted under the Regulations and annexes thereto, and the Alleviation Regulations. The shareholders approved the payment of annual compensation to our external directors in the amount of NIS 46,000, linked to the Israeli Consumer Price Index (the "CPI") under the Regulations, and compensation for attendance at meetings of the board of directors to NIS 1,700, linked to the CPI under the Regulations.

         In an Extraordinary General Meeting of our shareholders held on April 1, 2004, our shareholders approved the election of Mr. Doron Zinger as our second external director. Upon his election, it was understood that Mr. Zinger would receive the same compensation paid to our other external director, Mr. Rami Zivony. For the sake of good order, we are now asking our shareholders to approve and ratify the payment of annual compensation and compensation for attendance at meetings of the board of directors (and committees thereof) to Mr. Zinger in the same amounts approved for our other external director.

         The aforesaid payment of the annual compensation and compensation for attendance at meetings of the board of directors of the Company (and committees thereof) for Mr. Zinger requires approval by our audit committee, followed by our board of directors, and then by the shareholders of the Company. This matter was approved by our audit committee on November 28, 2004, and by our board of directors on November 28, 2004.

         The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter is required for approval of this matter.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that, for the sake of good order, the payment of annual compensation to Mr. Doron Zinger in the amount of NIS 46,000, linked to the Israeli Consumer Price Index in accordance with applicable regulations (the "CPI"), and compensation for attendance at meetings of the board of directors (and committees thereof), of NIS 1,700 per meeting, linked to the CPI, is hereby approved and ratified."

         The board of directors of the Company recommends that the shareholders vote FOR approval of the proposed resolution.


Item 7 -- Approval of Compensation to Ilan Toker and Lior Bregman

         The payment of the annual compensation and compensation for attendance at meetings of the board of directors of the Company (and committees thereof) for Mr. Toker and Mr. Bregman requires approval by our audit committee, followed by our board of directors, and then by the shareholders of the Company. This matter was approved by our audit committee on November 28, 2004, and by our board of directors on November 28, 2004.

         The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter is required for approval of this matter.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that, the payment of annual compensation to Mr. Ilan Toker and to Mr. Lior Bregman, in each case in the amount of NIS 46,000, linked to the Israeli Consumer Price Index in accordance with applicable regulations (the "CPI"), and compensation for attendance at meetings of the board of directors (and committees thereof), of NIS 1,700 per meeting, linked to the CPI, is hereby approved and ratified."

         The board of directors of the Company recommends that the shareholders vote FOR approval of the proposed resolution.



Item 8 - Approval of Indemnity Agreements with Doron Zinger, Ilan Toker and Lior Bregman

         The Company has entered into agreements for indemnification of the directors and certain officers of the Company to the fullest extent permitted under the Companies Law and any other applicable law, provided that such indemnification shall not exceed, for all indemnified persons collectively, 25% of the shareholders equity of the Company at the time of actual indemnification. The Company now wishes to enter into an agreement for indemnification of Doron Zinger, Ilan Toker and Lior Bergman.

         Entering into these agreements with Mr. Zinger, Mr. Toker and Mr. Bregman requires approval by our audit committee, followed by our board of directors, and then by the shareholders of the Company. These agreements were approved by our audit committee, followed by our board of directors, on May 12, 2004 as to Mr. Zinger, and on November 28, 2004 as to Mr. Toker and Mr. Bregman.

         The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter is required for approval of this matter.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the indemnification agreements entered into by the Company with Doron Zinger, Ilan Toker and Lior Bregman be approved."


         The board of directors of the Company recommends that the shareholders vote FOR approval of the proposed resolution.


Item 9 - To adopt the Company's 2004 Employee Share Option Plan, and reserve 1,000,000 Ordinary Shares for issuance thereunder

Background

         We have reserved 2,325,515 Ordinary Shares for issuance upon the exercise of options granted and to be granted to certain of our directors and key employees under our employee share option plans. Our board of directors is empowered, among other things, to designate the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or a committee of our board of directors, the options will be non-assignable except by the laws of descent. Under the share option plans, the grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

         Under our employee share option plans, as of November 1, 2004, we had granted options to purchase an aggregate of 2,457,533 Ordinary Shares to certain of our employees and directors, at exercise prices ranging from $0.66 to $30 per ordinary share. As of November 1, 2004, 1,572,608 of such options had been exercised, 552,928 of these options were forfeited or expired and 331,998 of these options remain outstanding. As of November 1, 2004, options to purchase 137,998 of such shares were exercisable, and 420,910 shares remained available for issuance upon the exercise of options to be granted under our share option plans.

         There have been a number of legislative and other changes affecting employee stock options, including legislation enacted in 2002 amending the Israel Income Tax Ordinance, which created a new tax regime in Israel as of January 1, 2003, commonly referred to as the "Tax Reform." On June 30, 2003, the Securities and Exchange Commission approved amendments to Nasdaq's listing rules. The amended rules require the Company to obtain shareholder approval for the adoption of, and material amendments to, most stock option plans. Accordingly, we are asking our shareholders to approve the adoption of our new 2004 Employee Share Option Plan (the "2004 Plan"), so that we can use it to achieve the Company's compensation goals and also enable the Israeli employees, consultants, directors and other service providers that receive options granted thereunder to benefit from a reduced tax rate in accordance with the Tax Reform. Our board of directors has adopted the 2004 Plan, subject to approval from our shareholders at the Annual General Meeting. Pursuant to the Companies Law, the grant of specific stock options to any of the Company's Directors requires the approval of our audit committee, board of directors and shareholders, in that order. (See Items 10 and 11 below.)


         On November 28, 2004, our board of directors approved the cancellation of the current pool of 420,910 Ordinary Shares available for issuance under our old plans, and approved, subject to the approval of our shareholders, the 2004 Planss and the reservation of a new pool of 1,000,000 Ordinary Shares for issuance thereunder.


         We believe that the approval of the 2004 Plan is essential to our ability to attract and retain employees and directors, as stock options to be granted under the 2004 Plan to our eligible Israeli personnel will enable them to enjoy a reduced tax rate in accordance with the Tax Reform.


         Summary of the 2004 Plan

         The following is a summary of the principal features of the 2004 Plan.

         Purposes. The purpose of the 2004 Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or any subsidiary or affiliate thereof, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2004 Plan is designed to allow the grantees to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961, or the Tax Ordinance, as applicable, and the rules and regulations promulgated thereunder, or, with respect to non-Israeli residents, the applicable laws relevant in the country of residency of such grantees.

         Administration. The 2004 Plan is administered by our board of directors or, subject to the Companies Law, by a share incentive committee or other committee appointed by our board of directors. Subject to the terms of the 2004 Plan and applicable law, our board of directors will have the power to determine the persons who will receive stock option awards, the terms and conditions of such stock option awards (such as vesting schedule and exercise price) and/or other matters as set forth in the 2004 Plan, including the making of certain tax elections in accordance with the Tax Ordinance. The interpretation and construction by our board of directors of any provision of the 2004 Plan or of any option granted thereunder will be final and conclusive.

         Our board of directors will also have full authority in its discretion to determine that the Company may issue, for the purposes of the 2004 Plan, previously issued Ordinary Shares that are held by the Company, from time to time, as dormant or treasury shares. If a stock option expires or otherwise cease to exist, all Ordinary Shares covering such stock option will again be available for grant and returned to the "pool" of Ordinary Shares reserved for issuance under the 2004 Plan.

         Eligibility. Our board of directors may grant stock options to any employee, director, consultant or contractor of the Company or any subsidiary or affiliate thereof, except that grants to the Company's directors and executive officers (i.e., its "office holders" as such term is defined in the Companies
Law) will be subject to the approvals required under the Companies Law.

         Exercise Price; Vesting. The exercise price and vesting schedule of options granted under the 2004 Plan are determined by our board of directors, as specified in the grant letter issued by the Company to the grantee. Our board of directors will have full authority to determine any provisions regarding the acceleration of the vesting of any options or the cancellation of all or any portion of any restrictions with respect to any options upon certain events or occurrences, and to include such provisions in the grant letter.

         Termination of Employment. In general, in the event that employment with the Company or one of its subsidiaries is terminated for any reason, then all the unvested options on the date of termination expire immediately,. If the employment (i) is terminated as a result of death or disability, then the vested options will expire within 180 days following the termination date, (ii) is terminated for "cause" (such as due to breach of trust), then the vested options will terminate immediately, or (iii) is terminated for any other reason, then the vested options will expire within 90 days following the termination date, except that if the grantee dies within such period, such options will expire within 180 days following the termination date. The same provisions generally apply to the service of directors and consultants. In certain circumstances, our board of directors is authorized to deviate from the foregoing principles.

            Adjustment upon Certain Events; Liquidation and Change of Control. If there is a change in the Company's capitalization, such as due to a stock split, combination or reclassification of shares, which results in an increase or decrease in the number of issued and outstanding Ordinary Shares, an appropriate adjustment will be made to the exercise price of each outstanding option and the number of Ordinary Shares subject to each outstanding option. In general, an adjustment to the number of Ordinary Shares subject to each outstanding option will also occur whenever the Company distributes bonus shares.

            If the Company is liquidated or dissolved, each of the outstanding options on the date of such a dissolution or liquidation will generally terminate immediately prior to the effective date of such dissolution or liquidation.

         Under the 2004 Plan, in the event of a corporate transaction, such as the sale of all or substantially all of the Company's assets, disposition of at least 80% of the Company's outstanding securities, merger or other transaction that results in the Company not being the surviving corporation (or is the surviving corporation but the Ordinary Shares are converted or exchanged into other property), the outstanding options on the date of the occurrence of any one of the foregoing events will automatically vest in full so that such option shall, ten (10) days prior to the effective date of the corporate transaction, become fully exercisable for all of the Ordinary Shares at that time subject to such options.

         Transferability of Options. Options are generally not assignable or transferable, except by will or the laws of descent and distribution. In the event of death of grantees, options may be exercised within a prescribed period (see "Termination of Employment" above) by a person who acquires the right to exercise the options by bequest or inheritance.

         Term. The 2004 Plan will terminate upon the earlier of (i) the expiration of the ten year period measured from the date the 2004 Plan was adopted by our board of directors (i.e., November 28, 2014) or (ii) the termination of all outstanding options in connection with a corporate transaction. Options generally expire ten (10) years from the date of grant, unless earlier terminated in connection with termination of employment or service with us.

         Amendment and Repricing. Our board of directors, subject to applicable law, can amend the terms of the 2004 Plan from time to time. However, our board of directors cannot amend the 2004 Plan to adversely affect the rights of option holders thereunder without the consent of such option holders. Without derogating from the foregoing, our board of directors may, without the approval of our shareholders, (i) expand the class of participants eligible to participate in the 2004 Plan; (ii) expand the types of options or awards provided under the 2004 Plan; and/or (iii) extend the duration of the 2004 Plan. Notwithstanding the aforesaid, our board of directors may, at its discretion, bring any of the above actions before the shareholders of the Company for their approval.

         Subject to applicable law, our board of directors may, without the approval of our shareholders, replace outstanding options with new options having a lower exercise price and containing such other terms and conditions as our board of directors may prescribe in accordance with the 2004 Plan, or simply decrease the exercise price of outstanding options. Our board of directors may, at its discretion, bring such actions before the shareholders of the Company for their approval.

         Certain Israeli Income Tax Consequences. Option grants to Israeli employees, directors and office holders, other than controlling shareholders (as such term is defined in the Tax Ordinance) under the 2004 Plan may be granted only under Section 102, or Section 102 options, while options granted to Israeli contractors, consultants or controlling shareholders under the 2004 Plan may be granted only under Section 3(9) of the Tax Ordinance, or Section 3(9) options. In the event that options are granted under the 2004 Plan to a trustee designated by our board of directors, which with respect to Section 102 options will be approved by the Israeli tax authorities (the "Trustee"), the Trustee is required to hold each such option and the Ordinary Shares issued upon exercise thereof in trust (the "Trust") for the benefit of the grantee in respect of whom such option was granted.

         Section 3(9) options are deemed ordinary income of the grantee on the date of exercise of the option. The benefit to the grantee is calculated as the fair market value of the share on the exercise date less the exercise price. The Company will be required to withhold applicable tax, social security and national health insurance charges at source on behalf of the grantee, and may be required to pay social security and national health insurance charges.

         Section 102 options are taxed on the date of sale of the underlying Ordinary Shares and/or the date of the release of the options or such underlying Ordinary Shares from the Trust (rather than on the exercise date of the options). The income of the grantee on such date is generally calculated as the fair market value of the share (or the actual sale price) less the exercise price of the option.

         In the event that our board of directors elects the Capital Gains Route for the taxation of Section 102 options then, provided such options (or the underlying Ordinary Shares) are held by the Trustee for a period of at least two years from the end of the tax year in which such options are granted, the gains derived from such options shall be classified as capital gains and the Company will generally not be required to pay or withhold any social security and national health insurance charges, but will not benefit from any recognized tax expense resulting from the grant of such awards. However, if the underlying Ordinary Shares are sold (or if the underlying Ordinary Shares or options are released from the Trust) prior to the lapse of such period, gains derived from such sale shall be deemed ordinary income, the Company will be required to pay and withhold applicable social security and national health insurance payments, and the Company will not benefit from any recognized tax expense resulting from the grant of such awards. In addition, the Company will recognize a tax expense if the exercise price of an option award is less than the fair market value of the Ordinary Shares at the time of grant of the options, and only with respect to such amount (calculated as the average of the closing market price for the Company's Ordinary Shares for the 30 trading days preceding the grant of such award).

         In the event that our board of directors elects the Ordinary Income Route for the taxation of options granted under Section 102, then the gains derived from such options will be classified as ordinary income and the Company will be required to pay and withhold applicable social security and national health insurance payments, and the Company will benefit from a recognized tax expense resulting from the grant of such awards.

         On November 28, 2004, our board of directors elected the Capital Gains Route for the taxation of option awards that will be granted to Israeli personnel under the 2004 Plan pursuant to Section 102.

         The foregoing is a brief summary of certain Israeli income tax consequences of the 2004 Plan to the Company and the grantees and is based on the current tax structure applicable to companies and grantees in Israel and does not purport to be complete. Reference should be made to the applicable provisions of the Tax Ordinance. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations. In particular, the summary does not discuss the tax implications or the provisions of the income tax laws of any non-Israeli jurisdiction.

         The approval of the adoption of the 2004 Plan, and the reservation of 1,000,000 Ordinary Shares for issuance thereunder now requires approval by our shareholders.

         The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter is required for approval of this matter.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, the adoption of the Company's 2004 Employee Share Option Plan, and the reservation of 1,000,000 Ordinary Shares for issuance thereunder, be approved."

         The board of directors of the Company recommends that the shareholders vote FOR approval of the proposed resolution.

Item 10 - Approval of the grant of options to purchase 75,000 Ordinary Shares of the Company to Mr. Shlomo Eisenberg


         On November 28, 2004, the Company's audit committee, followed by its board of directors, authorized the grant to Shlomo Eisenberg options to purchase 75,000 Ordinary Shares of the Company at an exercise price of $3 per share, subject to approval by the Company's shareholders. These options are immediately vested and must be exercised by October 15, 2008. These options are issued under the 2004 Plan, provided, that Section 10 (Termination of Employment) thereof the 2004 Plan will not apply to Mr. Eisenberg's options. These options are granted under Section 3(9) of the Tax Ordinance.

         Under Israeli law, the compensation of directors is required to be approved by the audit committee, followed by the board of directors and then the shareholders. The approval of the compensation of Mr. Eisenberg requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the approval of the lease does not exceed one percent of the outstanding Ordinary Shares).

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the grant to Shlomo Eisenberg of options to purchase 75,000 Ordinary Shares, with an exercise price of $3 per share be approved."

Item 11 - Approval of the grant of options to purchase 75,000 Ordinary Shares of the Company, the entering into an engagement agreement between the Company and Meir Lipshes pursuant to which the Company will pay to Mr. Lipshes a monthly salary of NIS 80,000 (linked to the CPI), plus applicable social benefits, and the ratification and approval of payment of management fees to Meir Lipshes for the months of September through December 2004

         Meir Lipshes served as our Chief Executive Officer ("CEO") from January 1996 through September 2004. In September 2004, Mr. Lipshes resigned from his position as CEO and was replaced with Mr. Menahem Tirosh. Mr. Lipshes continues to serve as a director of the Company, and on November 28, 2004, was elected Chairman of the Board of Directors.

         In recognition of his efforts on behalf of the Company, on November 28, 2004, the Company's audit committee, followed by the board of directors, authorized the grant to Mr. Lipshes of options to purchase 75,000 Ordinary Shares of the Company at an exercise price of $3 per share. 18,750 of these options vest immediately, 18,750 of these options vest on July 1st 2005, 18,750 of these options vest on January 1st 2006 and 18,750 of these options vest on July 1st 2006. The options must be exercised by October 15, 2008. These options are granted under the 2004 Plan and are subject to the Capital Gains Route of
Section 102 of the Tax Ordinance. These options will be deposited with the Trustee.

         In October 2000, our shareholders approved the payment to Mr. Lipshes of monthly management fees in the amount of NIS 60,000, linked to the CPI, in recognition of his contribution to the Company as CEO and a director of the Company. Since his resignation in September 2004, Mr. Lipshes has continued to provide valuable services to the Company. Accordingly, the Company has continued to pay monthly management fees in the amount of NIS 60,000, linked to the CPI, to Mr. Lipshes since his resignation.

         In addition, the Company wishes to retain the services of Mr. Lipshes pursuant to an engagement agreement pursuant to which the Company will pay to him, from January 1st 2005, a monthly salary of NIS 80,000 (linked to the CPI), plus applicable social benefits, and the agreement will further provide, among other things, for a nine month notice period upon his resignation from the Company.

         This matter requires the approval of our audit committee, followed by our board of directors, and then by the shareholders of the Company. Our audit committee approved this matter on November 28, 2004. Our board of directors approved this matter on November 28, 2004.

         The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter is required for approval of this matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the grant to Meir Lipshes of options to purchase 75,000 Ordinary Shares, with an exercise price of $3 per share be approved.

         RESOLVED, that the entering into an engagement agreement by the Company with Meir Lipshes, and the payment of a monthly salary of NIS 80,000 (linked to the CPI), plus applicable social benefits, thereunder, be, and hereby are, approved.

         RESOLVED, for avoidance of doubt, that the payment of consulting fees to Meir Lipshes for the months of September 2004 through December 2004 is hereby ratified and approved."


       The board of directors of the Company recommends that the shareholders vote FOR approval of the proposed resolutions.

Item 12 - Approval of Participation by the Company in the Umbrella Insurance Policy of Arad Investments and Industrial Development Ltd. and its affiliates

         In April 2004, the Company decided to obtain insurance under the umbrella insurance policy of Arad Investments and Industrial Development Ltd. ("Arad") and its affiliates with Clal Bituach Insurance Company (the "Policy"). The Policy includes employers liability insurance, third party liability insurance, product liability insurance and property insurance. The Policy does not include directors and officers liability insurance, which the Company maintains independently. The Policy covers the period from May 1, 2004 through April 30, 2005. We are required to pay to Clal Bituach $121,309 as our portion of the premium for the Policy. Our management determined that our participation in the Policy was more beneficial to us than insurance which we could obtain independently.

         Due to the fact that Mr. Shlomo Eisenberg is a member of the controlling group of shareholders and Chairman of the board of directors of Arad, and Arad owns approximately 56.5% of the outstanding shares of Team Computers and Systems Ltd., which owns all of the outstanding shares of Team Software Industries Ltd., our controlling shareholder, entering into the umbrella insurance policy of the Arad group requires approval by our audit committee, followed by our board of directors, and then by a special majority of the shareholders of the Company. Although the Company does not believe that the entering into the Policy by the Company constitutes an extraordinary transaction, for the avoidance of doubt, the Company has decided to treat the entering into the Policy as if it was an extraordinary transaction under the Companies Law. Accordingly, on May 12, 2004, this matter was approved by our audit committee, followed by our board of directors.


         The shareholders approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the approval of the entering into the Policy does not exceed one percent of the outstanding Ordinary Shares).

         Accordingly, it is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the participation by the Company in the umbrella insurance policy procured by Arad Investments and Industrial Development Ltd. on behalf of itself and its affiliates, be and hereby is, approved."

         The board of directors of the Company recommends a vote FOR approval of the proposed resolution.


Other Matters

         It is not anticipated that there will be presented at the 2004 Annual General Meeting any matters other than those on the agenda described above. If any other matters should come before the 2004 Annual General Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.



                                   By Order of the Board of Directors



Dated: November 30, 2004           Shlomo Eisenberg
                                   Chairman of the Board of Directors


List of Schedules:


Schedule A -                   Purchase Agreement

------------------------------ -------------------------------------------------
Schedule B -                   Registration Rights Agreement

------------------------------ -------------------------------------------------
Schedule C -                   Warrant

------------------------------ -------------------------------------------------
Schedule D -                   Proposed  Amendments  to the  Company's  Amended
                               and Restated Articles of Association

------------------------------ -------------------------------------------------
Schedule E -                   Proposed Amendment to the Company's Memorandum
                               of Association
------------------------------ -------------------------------------------------

                                   Schedule A


                               PURCHASE AGREEMENT

         THIS PURCHASE AGREEMENT ("Agreement") is made as of the 29th day of November, 2004 by and among TTI Team Telecom Ltd., an Israeli corporation (the "Company"), and the Investors set forth on the signature pages affixed hereto (each an "Investor" and collectively the "Investors").

                                    Recitals

         A. The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D ("Regulation D"), as promulgated by the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended; and

         B. The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and conditions stated in this Agreement, (i) an aggregate of 6,636,391 shares of Series A Convertible Preferred Stock, par value NIS 0.5 per share (the "Preferred Stock"), such Preferred Stock to have the relative rights, preferences and designations set forth in the amendment to the Company's Amended and Restated Articles of Association set forth in Exhibit A hereto (the "Amendment"), at a purchase price of $2.20 per share, and (ii) warrants to purchase an aggregate of 2,654,556 Ordinary Shares, par value NIS 0.5 per share, of the Company (together with any securities into which the Ordinary Shares may be reclassified, the "Common Stock") (subject to adjustment) at an exercise price of $2.50 per share (subject to adjustment) in the form attached hereto as Exhibit B (the "Warrants"); and

         C. Contemporaneous with the sale of the Preferred Stock and Warrants, the parties hereto will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit C (the "Registration Rights Agreement"), pursuant to which the Company will agree to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth below:

         "Affiliate" means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common control with, such Person.


         "Business Day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

         "Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

         "Company's Knowledge" means the actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company, after due inquiry.

         "Confidential Information" means trade secrets, confidential information and know-how (including but not limited to ideas, formulae, compositions, processes, procedures and techniques, research and development information, computer program code, performance specifications, support documentation, drawings, specifications, designs, business and marketing plans, and customer and supplier lists and related information).

         "Control" (including the terms "controlling", "controlled by" or "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

         "Conversion Shares" means the shares of Common Stock issuable upon conversion of the Preferred Stock.

         "Effective Date" means the date on which the initial Registration Statement (as defined in the Registration Rights Agreement) is declared effective by the SEC.

         "Effectiveness Deadline" means the date on which the initial Registration Statement (as so defined) is required to be declared effective by the SEC under the terms of the Registration Rights Agreement.

         "Intellectual Property" means all of the following: (i) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations, applications and renewals for any of the foregoing; and (v) proprietary computer software (including but not limited to data, data bases and documentation).

         "Material Adverse Effect" means a material adverse effect on (i) the assets, liabilities, results of operations, condition (financial or otherwise), business, or prospects of the Company and its Subsidiaries taken as a whole, or
(ii) the ability of the Company to perform its obligations under the Transaction Documents.

         "Nasdaq" means The Nasdaq Stock Market, Inc.

         "Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

         "Proposals" has the meaning set forth in Section 7.9.

         "Purchase Price" means Fourteen Million Six Hundred Thousand Sixty Dollars ($14,600,060).

         "SEC Filings" has the meaning set forth in Section 4.6.

         "Registration Statement" has the meaning set forth in the Registration Rights Agreement.

         "Required Investors" means, collectively, (i) each Investor purchasing (together with its Affiliates) more than 1,327,278 Shares and (ii) the Investors purchasing at least a majority of the Shares.

         "Securities" means the Shares, the Warrants, the Conversion Shares and the Warrant Shares.


         "Shares" means the shares of Preferred Stock being purchased by the Investors hereunder.

         "Subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

         "Transaction Documents" means this Agreement, the Amendment, the Voting Agreement, the Warrants and the Registration Rights Agreement.

         "Voting Agreement" means the Voting Agreement, dated of even date herewith, by and among Team Software Industries Ltd. and the other parties thereto, in the form attached hereto as Exhibit D.

         "Warrant Shares" means the shares of Common Stock issuable upon the exercise of the Warrants.

         "1933 Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

         "1934 Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

         2. Purchase and Sale of the Shares and Warrants. Subject to the terms and conditions of this Agreement, on the Closing Date, each of the Investors shall severally, and not jointly, purchase, and the Company shall sell and issue to the Investors, the Shares and Warrants in the respective amounts set forth opposite the Investors' names on the signature pages attached hereto in exchange for their respective portion of the Purchase Price set forth opposite the Investors' names on the signature pages attached hereto all as specified in
Section 3 below.

         3. Closing. Upon confirmation that (i) the other conditions to closing specified herein have been satisfied or duly waived by the Investors, and (ii) the Company has obtained the requisite shareholder approval of the Proposals, the Company shall deliver to Lowenstein Sandler PC, in trust, a certificate or certificates, registered in such name or names as the Investors may designate, representing the Shares and Warrants, with instructions that such certificates are to be held for release to the Investors only upon payment in full by each Investor of its pro rata share of the Purchase Price to the Company. Upon such receipt by Lowenstein Sandler PC of the certificates, each Investor shall promptly, but no more than one Business Day thereafter, cause a wire transfer in same day funds to be sent to the account of the Company as instructed in writing by the Company, in an amount representing such Investor's pro rata portion of the Purchase Price as set forth on the signature pages to this Agreement. On the date (the "Closing Date") the Company receives the Purchase Price, the certificates evidencing the Shares and Warrants shall be released to the Investors (the "Closing"). The Closing of the purchase and sale of the Shares and Warrants shall take place at the offices of Lowenstein Sandler PC, 1251 Avenue of the Americas, 18th Floor, New York, New York 10020, or at such other location and on such other date as the Company and the Investors shall mutually agree.

         4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors that, except as set forth in the schedules delivered herewith (collectively, the "Disclosure Schedules"):

         4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing (to the extent relevant) under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own its properties. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not and could not reasonably be expected to have a Material Adverse Effect. The Company's Subsidiaries are listed on Schedule 4.1 hereto.

         4.2 Authorization. The Company has full power and authority and, except for approval of the Proposals by the Company's stockholders as provided in
Section 7.9, has taken all requisite action on the part of the Company, its officers, directors and stockholders necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) authorization of the performance of all obligations of the Company hereunder or thereunder, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities. The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

         4.3 Capitalization. Schedule 4.3 sets forth (a) the authorized capital stock of the Company on the date hereof; (b) the number of shares of capital stock issued and outstanding; (c) the number of shares of capital stock issuable pursuant to the Company's stock plans; and (d) the number of shares of capital stock issuable and reserved for issuance pursuant to securities (other than the Securities) exercisable for, or convertible into or exchangeable for any shares of capital stock of the Company. All of the issued and outstanding shares of the Company's capital stock have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable state and federal securities law and any rights of third parties. Except as described on Schedule 4.3, all of the issued and outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights, were issued in full compliance with applicable state and federal securities law and any rights of third parties and are owned by the Company, beneficially and of record, subject to no lien, encumbrance or other adverse claim. Except as described on Schedule 4.3, no Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company. Except as described on Schedule 4.3, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company or any of its Subsidiaries is or may be obligated to issue any equity securities of any kind and except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries is currently in negotiations for the issuance of any equity securities of any kind. Except as described on Schedule 4.3 and except for the Registration Rights Agreement, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them. Except as described on Schedule 4.3 and except as provided in the Registration Rights Agreement, no Person has the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person.

         Except as described on Schedule 4.3, the issuance and sale of the Securities hereunder will not obligate the Company to issue shares of Common Stock or other securities to any other Person (other than the Investors) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

         Except as described on Schedule 4.3, the Company does not have outstanding stockholder purchase rights or "poison pill" or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

         4.4 Valid Issuance. Upon approval of the Proposals by the Company's stockholders as provided in Section 7.9, the Preferred Stock will be duly and validly authorized and, when issued and paid for pursuant to this Agreement, the Shares will be duly authorized, validly issued, fully paid and nonassessable free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws and will be entitled to the relative rights, powers and preferences set forth in the Amendment. Upon approval of the Proposals by the Company's stockholders as provided in Section 7.9, the Warrants will be duly and validly authorized. Upon the due conversion or exercise of the Shares and the Warrants, as applicable, the Conversion Shares or Warrant Shares, as applicable, issuable upon such conversion or exercise will be validly issued, fully paid and non-assessable free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. The Company has reserved a sufficient number of shares of Common Stock for issuance upon the conversion of the Shares and upon exercise of the Warrants, free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in this Agreement or imposed by applicable securities laws.

         4.5 Consents. The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Securities require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than (i) the approval of the Proposals by the Company's stockholders as provided in Section 7.9, (ii) the filing of the Amendment with the Israeli Registrar of Companies, (iii) approval of the Office of the Chief Scientist and the filing by the non-Israeli Investors of an undertaking with the Office of the Chief Scientist as provided in Section 7.11, (iv) filings that have been made pursuant to applicable state securities laws, (v) approval of the Investment Center of the Israeli Ministry of Industry and Trade and (vi) post-sale filings pursuant to applicable state and federal securities laws which the Company undertakes to file within the applicable time periods. Subject to the accuracy of the representations and warranties of each Investor set forth in Section 5 hereof, the Company has taken all action necessary to exempt (i) the issuance and sale of the Securities, (ii) the issuance of the Conversion Shares upon due conversion of the Shares, (iii) the issuance of the Warrant Shares upon due exercise of the Warrants, and (iv) the other transactions contemplated by the Transaction Documents from the provisions of any shareholder rights plan or other "poison pill" arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject and any provision of the Company's Amended and Restated Articles of Association or Memorandum of Association that is or could reasonably be expected to become applicable to the Investors as a result of the transactions contemplated hereby, including without limitation, the issuance of the Securities and the ownership, disposition or voting of the Securities by the Investors or the exercise of any right granted to the Investors pursuant to this Agreement or the other Transaction Documents.

         4.6 Delivery of SEC Filings; Business. The Company has made available to the Investors through the EDGAR system, true and complete copies of the Company's most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (the "20-F"), and all other reports filed by the Company pursuant to the 1934 Act since the filing of the 20-F and prior to the date hereof (collectively, the "SEC Filings"). The SEC Filings are the only filings required of the Company pursuant to the 1934 Act for such period. The Company and its Subsidiaries are engaged in all material respects only in the business described in the SEC Filings and the SEC Filings contain a complete and accurate description in all material respects of the business of the Company and its Subsidiaries, taken as a whole.

         4.7 Use of Proceeds. The net proceeds of the sale of the Shares and the Warrants hereunder shall be used by the Company for working capital and general corporate purposes.

         4.8 No Material Adverse Change. Since December 31, 2003, except as identified and described in the SEC Filings or as described on Schedule 4.8, there has not been:


                  (i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the 20-F, except for changes in the ordinary course of business which have not and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

                  (ii) any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock of the Company, or any redemption or repurchase of any securities of the Company;

                  (iii) any damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Company or its Subsidiaries, other than which has not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

                  (iv) any waiver, not in the ordinary course of business, by the Company or any Subsidiary of a material right or of a material debt owed to it;

                  (v) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company or a Subsidiary, except in the ordinary course of business and which has not had and could not reasonably be expected to have a Material Adverse Effect;

                  (vi) any change or amendment to the Company's Amended and Restated Articles of Association or Memorandum of Association, or material change to any material contract or arrangement by which the Company or any Subsidiary is bound or to which any of their respective assets or properties is subject;

                  (vii) any material labor difficulties or labor union organizing activities with respect to employees of the Company or any Subsidiary;

                  (viii) any material transaction entered into by the Company or a Subsidiary other than in the ordinary course of business;

                  (ix) the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company or any Subsidiary;

                  (x) the loss or threatened loss of any customer which has had or could reasonably be expected to have a Material Adverse Effect; or

                  (xi) any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect, but excluding any adverse effects arising from or relating to (A) general business or economic conditions and/or (A) any industry in which the Company or its Subsidiaries operate, which, in either case, have not had and could not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries, taken as a whole.

         4.9      SEC Filings; F-3 Eligibility.

                  (a) At the time of filing thereof, the SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                  (b) Each registration statement and any amendment thereto filed by the Company since January 1, 2002 pursuant to the 1933 Act and the rules and regulations thereunder, as of the date such statement or amendment became effective, complied as to form in all material respects with the 1933 Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading; and each prospectus filed pursuant to Rule 424(b) under the 1933 Act, as of its issue date and as of the closing of any sale of securities pursuant thereto did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                  (c) The Company is eligible to use Form F-3 to register the Registrable Securities (as such term is defined in the Registration Rights Agreement) for sale by the Investors as contemplated by the Registration Rights Agreement.

         4.10 No Conflict, Breach, Violation or Default. Subject to the approval of the Proposals by the Company's stockholders pursuant to Section 7.9 hereof, the execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Company's Amended and Restated Articles of Association or the Company's Memorandum of Association, both as in effect on the date hereof (true and complete copies of which have been made available to the Investors), or (ii)(a) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company, any Subsidiary or any of their respective assets or properties, or (b) any agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary is bound or to which any of their respective assets or properties is subject.

         4.11 Tax Matters. The Company and each Subsidiary has timely prepared and filed all tax returns required to have been filed by the Company or such Subsidiary with all appropriate governmental agencies and timely paid all taxes shown thereon or otherwise owed by it. The charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company or any Subsidiary nor, to the Company's Knowledge, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except for any assessment which is not material to the Company and its Subsidiaries, taken as a whole. All taxes and other assessments and levies that the Company or any Subsidiary is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due. There are no tax liens or claims pending or, to the Company's Knowledge, threatened against the Company or any Subsidiary or any of their respective assets or property. Except as described on Schedule 4.11, there are no outstanding tax sharing agreements or other such arrangements between the Company and any Subsidiary or other corporation or entity.

         4.12 Title to Properties. Except as disclosed in the SEC Filings, the Company and each Subsidiary has good and marketable title to all real properties and all other properties and assets owned by it, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the SEC Filings, the Company and each Subsidiary holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them.

         4.13 Certificates, Authorities and Permits. The Company and each Subsidiary possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company or such Subsidiary, could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

         4.14 No Labor Disputes. No material labor dispute with the employees of the Company or any Subsidiary exists or, to the Company's knowledge, is imminent


         4.15     Intellectual Property.

                  (a) All Intellectual Property of the Company and its Subsidiaries is currently in compliance with all legal requirements (including timely filings, proofs and payments of fees) and is valid and enforceable. No Intellectual Property of the Company or its Subsidiaries which is necessary for the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted has been or is now involved in any cancellation, dispute or litigation, and, to the Company's Knowledge, no such action is threatened. No patent of the Company or its Subsidiaries has been or is now involved in any interference, reissue, re-examination or opposition proceeding.

                  (b) All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property which are necessary for the conduct of the Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted to which the Company or any Subsidiary is a party or by which any of their assets are bound (other than generally commercially available, non-custom, off-the-shelf software application programs having a retail acquisition price of less than $10,000 per license) (collectively, "License Agreements") are valid and binding obligations of the Company or its Subsidiaries that are parties thereto and, to the Company's Knowledge, the other parties thereto, enforceable in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally, and there exists no event or condition which will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company or any of its Subsidiaries under any such License Agreement.

                (c) The Company and its Subsidiaries own or have the valid right to use all of the Intellectual Property that is necessary for the conduct of the Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted and for the ownership, maintenance and operation of the Company's and its Subsidiaries' properties and assets, free and clear of all liens, encumbrances, adverse claims or obligations to license all such owned Intellectual Property and Confidential Information, other than licenses entered into in the ordinary course of the Company's and its Subsidiaries' businesses. The Company and its Subsidiaries have a valid and enforceable right to use all third party Intellectual Property and Confidential Information used or held for use in the respective businesses of the Company and its Subsidiaries.

              (d) To the Company's Knowledge, the conduct of the Company's and its Subsidiaries' businesses as currently conducted does not infringe or otherwise impair or conflict with (collectively, "Infringe") any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, and, to the Company's Knowledge, the Intellectual Property and Confidential Information of the Company and its Subsidiaries which are necessary for the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted are not being Infringed by any third party. There is no litigation or order pending or outstanding or, to the Company's Knowledge, threatened or imminent, that seeks to limit or challenge or that concerns the ownership, use, validity or enforceability of any Intellectual Property or Confidential Information of the Company and its Subsidiaries and the Company's and its Subsidiaries' use of any Intellectual Property or Confidential Information owned by a third party, and, to the Company's Knowledge, there is no valid basis for the same.

             (e) The consummation of the transactions contemplated hereby and by the other Transaction Documents will not result in the alteration, loss, impairment of or restriction on the Company's or any of its Subsidiaries' ownership or right to use any of the Intellectual Property or Confidential Information which is necessary for the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted.

             (f) The Company and its Subsidiaries have taken reasonable steps consistent with industry practice to protect the Company's and its Subsidiaries' rights in their Intellectual Property and Confidential Information. Each employee, consultant and contractor who has had access to Confidential Information which is necessary for the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted has executed an agreement to maintain the confidentiality of such Confidential Information and has executed appropriate agreements that are substantially consistent with the Company's standard forms thereof. Except under confidentiality obligations, to the Company's Knowledge, there has been no material disclosure of any of the Company's or its Subsidiaries' Confidential Information to any third party.

         4.16 Environmental Matters. Neither the Company nor any Subsidiary is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"), owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, and is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to the Company's Knowledge, threatened investigation that might lead to such a claim.

         4.17 Litigation. Except as described on Schedule 4.17, there are no pending actions, suits or proceedings against or affecting the Company, its Subsidiaries or any of its or their properties; and to the Company's Knowledge, no such actions, suits or proceedings are threatened or contemplated.

         4.18 Financial Statements. The financial statements included in each SEC Filing present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be disclosed therein or in the notes thereto, and, in the case of quarterly financial statements, as permitted by Form 6-K under the 1934 Act). Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof or as described on Schedule 4.18, neither the Company nor any of its Subsidiaries has incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

         4.19 Insurance Coverage. The Company and each Subsidiary maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company and each Subsidiary, and the Company reasonably believes such insurance coverage to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies to insure.

         4.20 Compliance with Nasdaq Continued Listing Requirements. The Company is in compliance with applicable Nasdaq continued listing requirements. There are no proceedings pending or, to the Company's Knowledge, threatened against the Company relating to the continued listing of the Company's Common Stock on Nasdaq and the Company has not received any notice of, nor to the Company's Knowledge is there any basis for, the delisting of the Common Stock from Nasdaq.

         4.21 Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company, other than as described in Schedule 4.21.

         4.22 No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

         4.23 No Integrated Offering. Neither the Company nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Securities under the 1933 Act.

         4.24 Private Placement. Assuming the truth, completeness and accuracy of the representations and warranties made by the Investors in Section 5 hereof, the offer and sale of the Securities to the Investors as contemplated hereby is exempt from the registration requirements of the 1933 Act.

         4.25 Questionable Payments. Neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any of their respective current or former stockholders, directors, officers, employees, agents or other Persons acting on behalf of the Company or any Subsidiary, has on behalf of the Company or any Subsidiary or in connection with their respective businesses: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (d) made any false or fictitious entries on the books and records of the Company or any Subsidiary; or (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

         4.26 Transactions with Affiliates. Except as disclosed in the SEC Filings or as disclosed on Schedule 4.26, none of the officers or directors of the Company and, to the Company's Knowledge, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than as holders of stock options and/or warrants, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Company's Knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

         4.27 Internal Controls. The Company is in material compliance with the provisions of the Sarbanes-Oxley Act of 2002 currently applicable to the Company. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in 1934 Act Rules 13a-14 and 15d-14) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including the Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which the Company's most recently filed period report under the 1934 Act, as the case may be, is being prepared. The Company's certifying officers have evaluated the effectiveness of the Company's controls and procedures as of the end of the period covered by the most recently filed periodic report under the 1934 Act (such date, the "Evaluation Date"). The Company presented in its most recently filed periodic report under the 1934 Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company's internal controls (as such term is defined in Item 307(b) of Regulation S-K) or, to the Company's Knowledge, in other factors that could significantly affect the Company's internal controls. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP and the applicable requirements of the 1934 Act.

         4.28 Disclosures. Neither the Company nor any Person acting on its behalf has provided the Investors or their agents or counsel with any information that constitutes or might constitute material, non-public information. The written materials delivered to the Investors in connection with the transactions contemplated by the Transaction Documents do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

         5. Representations and Warranties of the Investors. Each of the Investors hereby severally, and not jointly, represents and warrants to the Company that:

         5.1 Organization and Existence. Such Investor is a validly existing corporation, limited partnership or limited liability company, in good standing in its jurisdiction of formation, and has all requisite corporate, partnership or limited liability company power and authority to invest in the Securities and otherwise consummate the transactions contemplated by this Agreement and the other Transaction Documents to which such Investor is a party.

         5.2 Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and will each constitute the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

         5.3 Purchase Entirely for Own Account. The Securities to be received by such Investor hereunder will be acquired for such Investor's own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to such Investor's right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. Such Investor does not have any agreement or understanding with any Person to distribute the Securities in violation of the 1933 Act. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Securities for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

         5.4 Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

         5.5 Disclosure of Information. Such Investor has had an opportunity to receive all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities. Such Investor acknowledges receipt of copies of the SEC Filings. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, amend or affect such Investor's right to rely on the Company's representations and warranties contained in this Agreement.

         5.6 Restricted Securities. Such Investor understands that the Securities are characterized as "restricted securities" under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, that is intended to be exempt from the provisions of Section 5 of the Securities Act, and that under such laws and applicable regulations such Securities may be resold without registration under the 1933 Act only in certain limited circumstances. Such Investor further understands that the availability of such exemption depends in part, and the Company is relying upon, the accuracy, completeness and truthfulness of the representations and warranties of the Investors made in this Section 5.

         5.7 Legends. It is understood that, except as provided below, certificates evidencing the Securities may bear the following or any similar legend:

                  (a) "The securities represented hereby may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144(k), or (iii) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933 or qualification under applicable state securities laws."

                  (b) If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority.

         5.8 Accredited Investor. Such Investor is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the 1933 Act.


         5.9 No General Solicitation. Such Investor did not learn of the investment in the Securities as a result of any public advertising or general solicitation.

         5.10 Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

         5.11 Prohibited Transactions. During the last thirty (30) days prior to the date hereof, neither such Investor nor any Affiliate of such Investor which
(x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Investor's investments or trading or information concerning such Investor's investments, including in respect of the Securities, or (z) is subject to such Investor's review or input concerning such Affiliate's investments or trading (collectively, "Trading Affiliates") has, directly or indirectly, effected or agreed to effect any short sale, whether or not against the box, established any "put equivalent position" (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Common Stock, granted any other right (including, without limitation, any put or call option) with respect to the Common Stock or with respect to any security that includes, relates to or derived any significant part of its value from the Common Stock or otherwise sought to hedge its position in the Securities (each, a "Prohibited Transaction"). Prior to the earliest to occur of (i) the termination of this Agreement, (ii) the Effective Date or (iii) the Effectiveness Deadline, such Investor shall not, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in a Prohibited Transaction. Such Investor acknowledges that the representations, warranties and covenants contained in this Section
5.11 are being made for the benefit of the Investors as well as the Company and that each of the other Investors shall have an independent right to assert any claims against such Investor arising out of any breach or violation of the provisions of this Section 5.11.

         6. Conditions to Closing.

         6.1 Conditions to the Investors' Obligations. The obligation of each Investor to purchase the Shares and the Warrants at the Closing is subject to the fulfillment to such Investor's satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

                  (a) The representations and warranties made by the Company in
Section 4 hereof qualified as to materiality shall be true and correct at all times prior to and on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date, and, the representations and warranties made by the Company in Section 4 hereof not qualified as to materiality shall be true and correct in all material respects at all times prior to and on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. The Company shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

                  (b) The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

                  (c) The Company shall have executed and delivered the Registration Rights Agreement.

                  (d) The Company's stockholders shall have approved the Proposals in accordance with applicable law and Nasdaq regulations.

                  (e) The Company shall have received confirmation from Nasdaq to the effect that that the Conversion Shares and the Warrant Shares have been approved for inclusion in the Nasdaq National Market System upon official notice of issuance.

                  (f) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

                  (g) The Company shall have delivered a Certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in subsections (a), (b), (d), (e), (f) and (j) of this
Section 6.1.

                  (h) The Company shall have delivered a Certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors and the stockholders of the Company approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Securities, certifying the current versions of the Amended and Restated Articles of Association and Memorandum of Association of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company.

                  (i) The Investors shall have received opinions from McDermott Will & Emery LLP, the Company's United States counsel, and Goldfarb, Levy, Eran & Co., the Company's Israeli counsel, each dated as of the Closing Date, in form and substance reasonably acceptable to the Investors and addressing such legal matters as the Investors may reasonably request.

                  (j) No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

         6.2 Conditions to Obligations of the Company. The Company's obligation to sell and issue the Shares and the Warrants at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

                  (a) The representations and warranties made by the Investors in Section 5 hereof, other than the representations and warranties contained in Sections 5.3, 5.4, 5.5, 5.6, 5.7, 5.8 and 5.9 (the "Investment
Representations"), shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date. The Investment Representations shall be true and correct in all respects when made, and shall be true and correct in all respects on the Closing Date with the same force and effect as if they had been made on and as of said date. The Investors shall have performed in all material respects all obligations and conditions herein required to be performed or observed by them on or prior to the Closing Date.

                  (b) The Investors shall have executed and delivered the Registration Rights Agreement.

                  (c) The Investors shall have delivered the Purchase Price to the Company.

                  (d) Oppenheimer & Co., financial advisor to the Company, shall have delivered to the Company a certificate executed by its duly authorized officer to the effect that it has not engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) with respect to offers or sales of the Securities.

         6.3 Termination of Obligations to Effect Closing; Effects.

                  (a) The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:

                       (i) Upon the mutual written consent of the Company and the Investors;

                       (ii) By the Company if any of the conditions set forth in
Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

                       (iii) By an Investor (with respect to itself only) if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by the Investor; or

                       (iv) By either the Company or any Investor (with respect to itself only) if the Closing has not occurred on or prior to December 31, 2004;

provided, however, that, except in the case of clause (i) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party's seeking to terminate its obligation to effect the Closing.

                  (b) In the event of termination by the Company or any Investor of its obligations to effect the Closing pursuant to this Section 6.3, written notice thereof shall forthwith be given to the other Investors and the other Investors shall have the right to terminate their obligations to effect the Closing upon written notice to the Company and the other Investors. Nothing in this Section 6.3 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

         7. Covenants and Agreements of the Company.

         7.1 Reservation of Common Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of providing for the exercise of the Warrants, such number of shares of Common Stock as shall from time to time equal the number of shares sufficient to permit the exercise of the Warrants issued pursuant to this Agreement in accordance with their respective terms.

         7.2 Reports. The Company will furnish to such Investors and/or their assignees such information relating to the Company and its Subsidiaries as from time to time may reasonably be requested by such Investors and/or their assignees; provided, however, that the Company shall not disclose material nonpublic information to the Investors, or to advisors to or representatives of the Investors, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Investors, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and any Investor wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto.

         7.3 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company's obligations to the Investors under the Transaction Documents.

         7.4      [Intentionally Omitted]

         7.5 Compliance with Laws. The Company will comply in all material respects with all applicable laws, rules, regulations, orders and decrees of all governmental authorities.

         7.6 Listing of Underlying Shares and Related Matters. Promptly following the date hereof, the Company shall take all necessary action to cause the Conversion Shares and the Warrant Shares to be listed on the Nasdaq National Market System no later than the Closing Date. Further, if the Company applies to have its Common Stock or other securities traded on any other principal stock exchange or market, it shall include in such application the Conversion Shares and the Warrant Shares and will take such other action as is necessary to cause such Common Stock to be so listed. The Company will use commercially reasonable efforts to continue the listing and trading of its Common Stock on the Nasdaq National Market System and, in accordance, therewith, will use commercially reasonable efforts to comply in all respects with the Company's reporting, filing and other obligations under the Memorandum of Association or rules of such market or exchange, as applicable.

         7.7 Termination of Covenants. The provisions of Sections 7.2 through
7.5 shall terminate and be of no further force and effect on the date on which the Company's obligations under the Registration Rights Agreement to register or maintain the effectiveness of any registration covering the Registrable Securities (as such term is defined in the Registration Rights Agreement) shall terminate.

         7.8 Removal of Legends. Upon the earlier of (i) registration for resale pursuant to the Registration Rights Agreement and receipt by the Company of the Investor's written confirmation that such Securities will not be disposed of except in compliance with the prospectus delivery requirements of the 1933 Act or (ii) Rule 144(k) becoming available the Company shall, upon an Investor's written request, promptly cause certificates evidencing the Investor's Securities to be replaced with certificates which do not bear such restrictive legends, and Warrant Shares subsequently issued upon due exercise of the Warrants shall not bear such restrictive legends provided the provisions of either clause (i) or clause (ii) above, as applicable, are satisfied with respect to such Warrant Shares. When the Company is required to cause unlegended certificates to replace previously issued legended certificates, if unlegended certificates are not delivered to an Investor within three (3) Business Days of submission by that Investor of legended certificate(s) to the Company's transfer agent together with a representation letter in customary form, the Company shall be liable to the Investor for liquidated damages in an amount equal to 1.5% of the aggregate purchase price of the Securities evidenced by such certificate(s) for each thirty (30) day period (or portion thereof) beyond such three (3) Business Day that the unlegended certificates have not been so delivered.

         7.9 Proxy Statement; Stockholders Meeting. (a) Promptly following the execution and delivery of this Agreement the Company shall take all action necessary to call the general meeting of its stockholders on December 29, 2004 (the "Stockholders Meeting") at which Stockholders Meeting, the Company shall seek approval of the Company's stockholders, in accordance with applicable law, for (i) the issuance and sale to the Investors of the Securities and (ii) the Amendment (collectively, the "Proposals"). In connection therewith, the Company will promptly prepare proxy materials (including a proxy statement and form of proxy) for use at the Stockholders Meeting and shall promptly mail such proxy materials to the stockholders of the Company. Each Investor shall promptly furnish in writing to the Company such information relating to such Investor and its investment in the Company as the Company may reasonably request for inclusion in the Proxy Statement. The Company will comply with the provisions of applicable law, rule or regulation in relation to any proxy statement (as amended or supplemented, the "Proxy Statement") and any form of proxy to be sent to the stockholders of the Company in connection with the Stockholders Meeting, and the Proxy Statement shall not, on the date that the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies or the Stockholders Meeting which has become false or misleading. If the Company should discover at any time prior to the Stockholders Meeting, any event relating to the Company or any of its Subsidiaries or any of their respective affiliates, officers or directors that is required to be set forth in a supplement or amendment to the Proxy Statement, the Company will promptly inform the Investors thereof and shall take such action as may be necessary to supplement or amend the Proxy Statement.

              (b) Subject to their fiduciary obligations under applicable law (as determined in good faith by the Company's Board of Directors after consultation with the Company's outside counsel), the Company's Board of Directors shall recommend to the Company's stockholders (and, subject to their fiduciary obligations, not revoke or amend such recommendation) that the stockholders vote in favor of the Proposals and shall cause the Company to take all commercially reasonable action to obtain stockholder approval for the Proposals. Whether or not the Company's Board of Directors determines at any time after the date hereof that, due to its fiduciary duties, it must revoke or amend its recommendation to the Company's stockholders, the Company shall be required to, and will take, in accordance with applicable law and its memorandum of association or articles of association, all action necessary to convene the Stockholders Meeting as promptly as practicable to consider and vote upon the approval of the Proposals.

         7.10 Right of First Offer. Subject to the terms and conditions specified herein, and applicable securities laws, in the event the Company proposes to offer or sell any of its Common Stock ("New Securities") in one or more transactions not involving a public offering prior to the first anniversary of the Effective Date, the Company shall first make an offering of such New Securities to each Investor in accordance with the following provisions of this
Section 7.10. An Investor shall be entitled to apportion the right of first offer hereby granted it among itself and its partners, members and Affiliates in such proportions as it deems appropriate.

              (a) The Company shall deliver a notice, in accordance with the provisions of Section 9.4 hereof, (the "Offer Notice") to each of the Investor stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

              (b) By written notification received by the Company, within twenty
(20) calendar days after mailing of the Offer Notice, each of the Investors may elect to purchase or obtain, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the number of shares of Common Stock issued and held, or issuable upon conversion of the Preferred Stock (and any other securities convertible into, or otherwise exercisable or exchangeable for, shares of Common Stock) then held, by such Investor bears to the total number of shares of Common Stock of the Company issued and held, or issuable upon conversion of the Preferred Stock then held, by all the Investors. The Company shall promptly, in writing, inform each Investor that elects to purchase all the shares available to it (each, a "Fully-Exercising Investor") of any other Investor's failure to do likewise. During the ten (10) day period commencing after receipt of such information, each Fully-Exercising Investor shall be entitled to obtain that portion of the New Securities for which Investors were entitled to subscribe but which were not subscribed for by the Investors which is equal to the proportion that the number of shares of Common Stock issued and held, or issuable upon conversion of Preferred Stock then held, by such Fully-Exercising Investor bears to the total number of shares of Common Stock issued and held, or issuable upon conversion of the Preferred Stock then held, by all Fully-Exercising Investors who wish to purchase such unsubscribed shares.

              (c) If all New Securities referred to in the Offer Notice are not elected to be purchased or obtained as provided in Section 7.10(b), the Company may, during the ninety (90) day period following the expiration of the period provided in Section 7.10(b), offer the remaining unsubscribed portion of such New Securities collectively, the "Refused Securities" to any person or persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Investors in accordance with this Section 7.10.

              (d) Notwithstanding the foregoing, this Section 7.10 shall not apply in respect of the issuance of (a) capital stock, options or other Common Stock Equivalents issued to employees of the Company in connection with their employment by the Company pursuant to an equity compensation program approved by the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company, (b) shares of Common Stock issued upon the conversion or exercise of options or other Common Stock Equivalents issued prior to the date hereof, (c) the securities issued pursuant to this Agreement (including warrants issued to Oppenheimer & Co.) and securities issued upon the exercise or conversion of those securities, (d) shares of Common Stock issued or issuable by reason of a dividend, stock split or other distribution on shares of Common Stock, and (e) shares of Common Stock or Common Stock Equivalents issued in a strategic transaction approved by the Board of Directors of the Company the primary purpose of which is not the raising of capital.

         7.11 Office of Chief Scientist's Undertaking. Each Investor shall execute and deliver concurrently with the execution and delivery of this Agreement, an undertaking to the Office of Chief Scientist in the form of
Schedule 7.11 hereto.

         7.12 Stop Transfer. The Company shall issue stop-transfer instructions to the transfer agent for the Common Stock instructing the transfer agent not to register any transfer of Shares prior to the conclusion of the Stockholders Meeting and any adjournments thereto, except in accordance with the Voting Agreement. Notwithstanding the foregoing provision, the Investors acknowledge and agree that such stop transfer instructions shall permit Team Software Industries Ltd. to transfer any of its Common Stock to its current shareholders; provided that the voting of any shares of Common Stock so transferred shall continue to be controlled under and subject to the provisions of the Voting Agreement.

         8. Survival and Indemnification.

         8.1 Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive for a period of eighteen months following the Closing Date.

         8.2 Indemnification. The Company agrees to indemnify and hold harmless each Investor and its Affiliates and their respective directors, officers, employees and agents from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable attorney fees and disbursements and other expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) (collectively, "Losses") to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person.

         8.3 Conduct of Indemnification Proceedings. Promptly after receipt by any Person (the "Indemnified Person") of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 8.2, such Indemnified Person shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person, and shall assume the payment of all fees and expenses; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; or (ii) in the reasonable judgment of counsel to such Indemnified Person representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Company shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent, or if there be a final judgment for the plaintiff, the Company shall indemnify and hold harmless such Indemnified Person from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, the Company shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such proceeding.

         9. Miscellaneous.

         9.1 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investors, as applicable, provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its Securities in a private transaction without the prior written consent of the Company or the other Investors, after notice duly given by such Investor to the Company and the other Investors, provided, that no such assignment or obligation shall affect the obligations of such Investor hereunder. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

         9.2 Counterparts; Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

         9.3 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

         9.4 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by telex or telecopier, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one business day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days' advance written notice to the other party:

                           If to the Company:

                                    TTI Team Telecom International Ltd.
                                    7 Martin Gehl Street
                                    Kiryat Aryeh, Petach Tikva, Israel
                                    Attention:
                                    Fax:


                           With a copy to:

                                    McDermott Will & Emery LLP
                                    50 Rockefeller Plaza
                                    New York, New York 10020
                                    Attention: Mark S. Selinger, Esq.
                                    Fax: 212-547-5444

                           and

                                    Goldfarb, Levy, Eran & Co.
                                    Europe Israel Tower
                                    2 Weizmann Street
                                    Tel Aviv 64239 Israel
                                    Attention: Ashok J. Chandrasekhar
                                    Fax: 972-3-608-9808


                  If to the Investors:

to the addresses set forth on the signature pages hereto.

         9.5 Expenses. Except as provided in the Transaction Documents, each party hereto shall pay its own costs and expenses in connection herewith and otherwise in connection with the transactions contemplated by the Transaction Documents. The Company shall pay all stamp, issuance or transfer taxes, duties or similar fees incurred by any party in connection with the original issuance and sale of the Shares and the Warrants on the Closing Date. In addition, the Company shall pay the reasonable fees and expenses of Lowenstein Sandler PC, not to exceed $30,000. Such expenses shall be paid not later than the Closing. The Company shall reimburse the Investors upon demand for all reasonable out-of-pocket expenses incurred by the Investors, including without limitation reimbursement of attorneys' fees and disbursements, in connection with any amendment, modification or waiver of this Agreement or the other Transaction Documents, except to the extent such amendment, waiver or modification was initially requested by an Investor. In the event that legal proceedings are commenced by any party to this Agreement against another party to this Agreement in connection with this Agreement or the other Transaction Documents, the party or parties which do not prevail in such proceedings shall severally, but not jointly, pay their pro rata share of the reasonable attorneys' fees and other reasonable out-of-pocket costs and expenses incurred by the prevailing party in such proceedings.

         9.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Investors. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Securities purchased under this Agreement at the time outstanding, each future holder of all such Securities, and the Company.

         9.7 Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Investors without the prior consent of the Company (in the case of a release or announcement by the Investors) or the Investors (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Investors, as the case may be, shall allow the Investors or the Company, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. By 8:30 a.m. (New York City time) on the trading day immediately following the Closing Date, the Company shall issue a press release disclosing the consummation of the transactions contemplated by this Agreement. At any time following the execution of this Agreement through the third trading day following the Closing Date, the Company will file a Current Report on Form 6-K attaching the press release described in the foregoing sentence as well as copies of the Transaction Documents. In addition, the Company will make such other filings and notices in the manner and time required by the SEC or Nasdaq. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Investor, or include the name of any Investor in any filing with the SEC (other than the Registration Statement and any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the 1934 Act) or any regulatory agency or Nasdaq, without the prior written consent of such Investor, except to the extent such disclosure is required by law or trading market regulations, in which case the Company shall provide the Investors with prior notice of such disclosure.

         9.8 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

         9.9 Entire Agreement. This Agreement, including the Exhibits and the Disclosure Schedules, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

         9.10 Further Assurances. Each party hereto shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and otherwise contemplated by the other Transaction Documents and to evidence the fulfillment of the agreements herein contained.

         9.11 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

         9.12 Independent Nature of Investors' Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of each Investor to purchase Securities pursuant to the Transaction Documents has been made by such Investor independently of any other Investor. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same Transaction Documents for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor.

                            [signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

The Company:                        TTI TEAM TELECOM INTERNATIONAL LTD.

                                    By:_________________________

                                    Name:

                                    Title:



The Investors:                      LIBERTYVIEW SPECIAL OPPORTUNITIES FUND, LP

                                    By:_________________________

                                    Name: Steven S. Rogers

                                    Title: Authorized Person

Aggregate Purchase Price: $2,999,997
Number of Shares: 1,363,635
Number of Warrants: 545,454


Address for Notice:

                                    111 River Street -- Suite 1000
                                    Hoboken, NJ 07030-5776
                                    Attn: Steven S. Rogers
                                    Telephone: 201.595.2950
                                    Facsimile: 201.216.8625


                                    with a copy to:

                                    Lowenstein Sandler PC
                                    65 Livingston Avenue
                                    Roseland, NJ 07068
                                    Attn: John D. Hogoboom, Esq.
                                    Telephone: 973.597.2500
                                    Facsimile: 973.597.2400


                                   LIBERTYVIEW FUNDS, LP

                                   By:_________________________

                                   Name: Steven S. Rogers

                                   Title: Authorized Person



Aggregate Purchase Price: $1,999,998
Number of Shares: 909,090
Number of Warrants: 363,636
Address for Notice:

                                   111 River Street -- Suite 1000
                                   Hoboken, NJ 07030-5776
                                   Attn: Steven S. Rogers
                                   Telephone: 201.595.2950
                                   Facsimile: 201.216.8625



                                   with a copy to:

                                   Lowenstein Sandler PC
                                   65 Livingston Avenue
                                   Roseland, NJ 07068
                                   Attn: John D. Hogoboom, Esq.
                                   Telephone: 973.597.2500
                                   Facsimile: 973.597.2400
                                   [other investors]



                         Schedules to Purchase Agreement

         Terms used herein and not defined have the meanings assigned thereto in the Purchase Agreement.

Schedule 4.1

The Company has the following Subsidiaries:

o TTI-Telecom International Inc., a wholly-owned subsidiary, incorporated under the laws of the State of Delaware, and domiciled in New Jersey, U.S.A.

o TTI-Telecom International B.V., a wholly-owned subsidiary, incorporated under the laws of The Netherlands, and domiciled in Amsterdam, The Netherlands.

o TTI Telecom Australia PTY. Ltd., a wholly-owned subsidiary, incorporated under the laws of Australia, and domiciled in Sydney, Australia.

o TTI France S.A.R.L., a wholly-owned subsidiary, incorporated under the laws of France, and domiciled in Paris, France (under liquidation).

o Axarte Ltd., a wholly-owned subsidiary, incorporated under the laws of the United Kingdom, and domiciled in Newberry, UK.

o Axarte GmbH, a wholly-owned subsidiary of Axarte Ltd., incorporated under the laws of Germany, and domiciled in Dorfen,Germany (under liquidation).

o Axarte SARL, a wholly-owned subsidiary of Axarte Ltd., incorporated under the laws of France (non active company)

o Axarte Corporation, a wholly-owned subsidiary of Axarte Ltd., incorporated under the laws of New Jersey (non active company).

o Axarte Benelux BV, a wholly-owned subsidiary of Axarte Ltd., incorporated under the laws of the Netherlands (non active company).

o TTI BVI Ltd., a wholly-owned subsidiary, incorporated under the laws of the British Virgin Islands, and domiciled in the British Virgin Islands.

o TTI Telecom (HK) Limited, a wholly-owned subsidiary, incorporated under the laws of Hong Kong, and domiciled in Hong Kong.

o TTI Telecom Software Private Limited, a wholly-owned subsidiary, incorporated under the laws of India, and domiciled in Mumbai, India.

o TTI Telecom de Costa Rica S.A., a wholly-owned subsidiary, incorporated under the laws of Costa Rica, and domiciled in San Jose, Costa Rica.

o TTI Team Software (Malta) Ltd., a wholly-owned subsidiary, incorporated under the laws of Malta, and domiciled in Valleta, Malta.

o CDR Technologies a wholly-owned subsidiary, incorporated under the laws of Israel, and domiciled in Petach Tikva, Israel.

Schedule 4.3

(a) The authorized capital stock of the Company on the date hereof is Fifteen Million New Israeli Shekels (NIS 15,000,000) divided into Thirty Million (30,000,000) Ordinary Shares of a nominal value of One Half of One New Israeli Shekel (NIS 0.50) each.

(b)      11,872,052 Ordinary Shares are currently issued and outstanding.

(c) 331,998 Ordinary Shares are currently issuable pursuant to the Company's stock plans (i.e option granted but not yet exercised).

(d) The Board of Directors has authorized 1,000,000 Ordinary Shares to be reserved for issuance under the Company's stock plan (i.e reserved but not yet granted), subject to shareholder approval of such plan at the shareholder meeting scheduled for December 29, 2004. With the exception of the foregoing, there are currently no additional shares of capital stock issuance and reserved for issuance pursuant to securities (other than the Securities) exercisable for, or convertible into or exchangeable for any shares of capital stock of the Company.

     The Company is party to a Registration Rights Agreement with Team Software Industries Ltd., dated October 22, 1996.

     The issuance and sale of the Securities under the Agreement will obligate the Company to issue 371,638 warrants to purchase Ordinary Shares to Oppenheimer & Co., which will have the same terms and conditions as the Warrants.


Schedule 4.8

         Meir Lipshes ceased to serve as the Company's Chief Executive Officer ("CEO") in September 2004. Mr. Lipshes was replaced by Menahem Tirosh.
Mr. Lipshes continues to provide consulting services to the Company.

         All adverse effects in any way arising from (i) the Company's disclosure after the date of the Agreement of the information contained on the attached Exhibit 4.8, which information previously has been disclosed to the Investors, (ii) any delay in reporting or disclosing earnings and results for the third quarter of 2004, and (iii) the litigations disclosed in Schedule 4.17.

Schedule 4.11

None

Schedule 4.17

Letters from our lawyers are attached.

A class action lawsuit was filed in September 2004 in the United States District Court in the District of New Jersey, on behalf of a class consisting of all persons who purchased or otherwise acquired shares of the Company between May 15, 2001 and November 14, 2002 (the "Class Action"). The defendants named in the Class Action are the Company, Team Software Industries Ltd., Shlomo Eisenberg, Meir Lipshes and Eli Ofer (the "Named Defendants"). The plaintiffs claim that omissions and material misrepresentations made by the Named Defendants concerning the Company's operations and performance artificially inflated the Company's share price, thus causing damage to investors. The alleged omissions and misrepresentations relate to claimed violations of generally accepted accounting principles, such as improperly classifying assets and liabilities, improperly failing to report the earnings of a subsidiary of the Company on a consolidated basis and prematurely and improperly recognizing revenues.



Schedule 4.18

None, except for litigations disclosed in Schedule 4.17.

Schedule 4.21

         Oppenheimer & Co. is entitled to 371,638 warrants to purchase Ordinary Shares, which will have the same terms and conditions as the Warrants, advisory fees in the amount of $803,003.30 and reimbursement of expenses in the maximum amount of $40,000.

Schedule 4.26

         All such transactions are described in the Company's Form 20-F for the year ended December 31, 2003, with the exception of the following:

         (1) In April 2004, the Company decided to obtain insurance under the umbrella insurance policy of Arad Investments and Industrial Development Ltd. ("Arad") and its affiliates with Clal Bituach Insurance Company (the "Policy"). The Policy includes employers liability insurance, third party liability insurance, product liability insurance and property insurance. The Policy does not include directors and officers liability insurance, which the Company maintains independently. The Policy covers the period from May 1, 2004 through April 30, 2005. We are required to pay to Clal Bituach $121,309 as the Company's portion of the premium for the Policy. Our management determined that our participation in the Policy was more beneficial to the Company than insurance which we could obtain independently.


         (2) Since the resignation by Meir Lipshes from his position as CEO of the Company, he has continued to provide consulting services to the Company, and the Company has continued to pay to him monthly management fees in the amount of NIS 60,000, linked to the CPI. The Company is in the process of concluding a written consulting agreement with Mr. Lipshes.

                                   Schedule B

                         REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the "Agreement") is made and entered into as of this 29th day of November, 2004 by and among TTI Team Telecom International Ltd., an Israeli corporation (the "Company"), and the "Investors" named in that certain Purchase Agreement by and among the Company and the Investors (the "Purchase Agreement").

         The parties hereby agree as follows:

         1. Certain Definitions.

         As used in this Agreement, the following terms shall have the following meanings:

         "Affiliate" means, with respect to any person, any other person which directly or indirectly controls, is controlled by, or is under common control with, such person.

         "Business Day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

         "Common Stock" shall mean the Company's Ordinary Shares, par value NIS
0.5 per share, and any securities into which such shares may hereinafter be reclassified.

         "Conversion Shares" means the shares of Common Stock issuable upon conversion of the Preferred Stock.

         "Investors" shall mean the Investors identified in the Purchase Agreement and any Affiliate or permitted transferee of any Investor who is a subsequent holder of any Shares, Warrants or Registrable Securities.

         "Preferred Stock" shall mean the Company's Series A Convertible Preferred Stock, par value NIS 0.5 per share.

         "Prospectus" shall mean the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

         "Register," "registered" and "registration" refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act (as defined below), and the declaration or ordering of effectiveness of such Registration Statement or document.

         "Registrable Securities" shall mean the shares of Common Stock issuable
(i) upon the conversion of the Shares, (ii) upon the exercise of the Warrants and (iii) any other securities issued or issuable with respect to or in exchange for Registrable Securities; provided, that, a security shall cease to be a Registrable Security upon (A) sale pursuant to a Registration Statement or Rule 144 under the 1933 Act, or (B) such security becoming eligible for sale by the Investors pursuant to Rule 144(k).

         "Registration Statement" shall mean any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

         "Required Investors" means the Investors holding a majority of the Registrable Securities.

         "SEC" means the U.S. Securities and Exchange Commission.


         "Shares" means the shares of Preferred Stock issued pursuant to the Purchase Agreement.

         "1933 Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         "1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         "Warrants" means, the warrants to purchase shares of Common Stock issued to the Investors pursuant to the Purchase Agreement, the form of which is attached to the Purchase Agreement as Exhibit A.

         "Warrant Shares" means the shares of Common Stock issuable upon the exercise of the Warrants.



         2. Registration.

                           (a)      Registration Statements.
                           (i) Promptly following the closing of the purchase
and sale of the securities contemplated by the Purchase Agreement (the "Closing Date") but no later than twenty one (21) days after the Closing Date (the "Filing Deadline"), the Company shall prepare and file with the SEC one Registration Statement on Form F-3 (or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities, subject to the Required Investors' consent), covering the resale of the Registrable Securities in an amount at least equal to (i) 150% of the Conversion Shares issuable on the Closing Date (assuming full conversion of the Shares) and 100% of the Warrant Shares issuable on the Closing Date (assuming full exercise of the Warrants). Such Registration Statement shall include the plan of distribution attached hereto as Exhibit A. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Company shall use its reasonable best efforts to obtain from each person who now has piggyback registration rights a waiver of those rights with respect to the Registration Statement. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Investors and their counsel prior to its filing or other submission. If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the Filing Deadline, the Company will make pro rata payments to each Investor, as liquidated damages and not as a penalty, in an amount equal to 2.0% of the aggregate amount invested by such Investor for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been filed for which no Registration Statement is filed with respect to the Registrable Securities. Such payments shall be in partial compensation to the Investors, and shall not constitute the Investors' exclusive remedy for such events. Such payments shall be made to each Investor in cash.

                           (ii) Additional Registrable Securities. Upon the
written demand of any Investor and upon any change in the Warrant Price (as defined in the Warrant) such that additional shares of Common Stock become issuable upon the exercise of the Warrants (any such shares, the "Additional Shares"), the Company shall prepare and file with the SEC one or more Registration Statements on Form F-3 or amend the Registration Statement filed pursuant to clause (i) above, if such Registration Statement has not previously been declared effective (or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Additional Shares of Common Stock, subject to the Required Investors' consent) covering the resale of the Additional Shares, but only to the extent the Additional Shares are not at the time covered by an effective Registration Statement. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Additional Shares. The Company shall use its reasonable best efforts to obtain from each person who now has piggyback registration rights a waiver of those rights with respect to such Registration Statement. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Investors and their counsel prior to its filing or other submission. If a Registration Statement covering the Additional Shares is required to be filed under this Section 2(a)(ii) and is not filed with the SEC within five (5) Business Days of the request of any Investor or upon the occurrence of any of the events specified in this Section 2(a)(ii), the Company will make pro rata payments to each Investor, as liquidated damages and not as a penalty, in an amount equal to 2.0% of the aggregate amount invested by such Investor for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been filed for which no Registration Statement is filed with respect to the Additional Shares. Such payments shall be in partial compensation to the Investors, and shall not constitute the Investors' exclusive remedy for such events. Such payments shall be made to each Investor in cash.

                            (b) Expenses. The Company will pay all reasonable
out-of-pocket expenses associated with effecting the registration of the Registrable Securities, including filing and printing fees, the Company's counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws, listing fees, fees and expenses of one counsel to the Investors up to an aggregate limit of $5,000 and the Investors' reasonable out-of-pocket expenses in connection with the registration, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.

                            (c) Effectiveness.
                            (i) The Company shall use commercially reasonable
efforts to have the Registration Statement declared effective as soon as practicable. The Company shall notify the Investors by facsimile or e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after any Registration Statement is declared effective and shall simultaneously provide the Investors with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby. Subject to the limitation set forth in Section 2(d), if (A)(x) a Registration Statement covering the Registrable Securities is not declared effective by the SEC within ninety (90) days after the Closing Date (or one hundred twenty (120) days if the Registration Statement is subjected to a review by the SEC), or (y) a Registration Statement covering Additional Shares is not declared effective by the SEC within ninety (90) days following the time such Registration Statement was required to be filed pursuant to Section 2(a)(ii) (or one-hundred twenty (120) days if the Registration Statement is subjected to a review by the SEC) or (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company's failure to update the Registration Statement), but excluding the inability of any Investor to sell the Registrable Securities covered thereby due to market conditions and except as excused pursuant to subparagraph (ii) below, then the Company will make pro rata payments to each Investor, as liquidated damages and not as a penalty, in an amount equal to 2.0% of the aggregate amount invested by such Investor for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been effective (the "Blackout Period"). Such payments shall be in partial compensation to the Investors, and shall not constitute the Investors' exclusive remedy for such events. The amounts payable as liquidated damages pursuant to this paragraph shall be paid monthly within three (3) Business Days of the last day of each month following the commencement of the Blackout Period until the termination of the Blackout Period. Such payments shall be made to each Investor in cash.
                            (ii) For not more than twenty (20) consecutive days
or for a total of not more than forty-five (45) days in any twelve (12) month period, the Company may delay the disclosure of material non-public information concerning the Company, by suspending the use of any Prospectus included in any registration contemplated by this Section containing such information, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company (an "Allowed Delay"); provided, that the Company shall promptly (a) notify the Investors in writing of the existence of (but in no event, without the prior written consent of an Investor, shall the Company disclose to such Investor any of the facts or circumstances regarding) material non-public information giving rise to an Allowed Delay, (b) advise the Investors in writing to cease all sales under the Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

           3. Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

                              (a) use commercially reasonable efforts to cause
such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement as amended from time to time, have been sold, and (ii) the date on which all Registrable Securities covered by such Registration Statement may be sold pursuant to Rule 144(k) (the "Effectiveness Period") and advise the Investors in writing when the Effectiveness Period has expired;

                              (b) prepare and file with the SEC such amendments
and post-effective amendments to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective for the period specified in Section 3(a) and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

                              (c) provide copies to and permit counsel
designated by the Investors to review each Registration Statement and all amendments and supplements thereto no fewer than seven (7) days prior to their filing with the SEC and not file any document to which such counsel reasonably objects;

                            (d) furnish to the Investors and their legal counsel
(i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company (but not later than two (2) Business Days after the filing date, receipt date or sending date, as the case may be) one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor that are covered by the related Registration Statement;

                            (e) use commercially reasonable efforts to (i)
prevent the issuance of any stop order or other suspension of effectiveness and,
(ii) if such order is issued, obtain the withdrawal of any such order at the earliest possible moment;

                            (f) prior to any public offering of Registrable
Securities, use commercially reasonable efforts to register or qualify or cooperate with the Investors and their counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Investors and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(f), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(f), or (iii) file a general consent to service of process in any such jurisdiction;

                          (g) use commercially reasonable efforts to cause all
Registrable Securities covered by a Registration
Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

                          (h) immediately notify the Investors, at any time when
a Prospectus relating to Registrable Securities is required to be delivered under the 1933 Act, upon discovery that, or upon the happening of any event as a result of which, the Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of any such holder, promptly prepare and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

                          (i) otherwise use commercially reasonable efforts to
comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act, including Rule 158 promulgated thereunder (for the purpose of this subsection 3(i), "Availability Date" means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter).

                          (j) With a view to making available to the Investors
the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell shares of Common Stock to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Registrable Securities may be resold pursuant to Rule 144(k) or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish to each Investor upon request, as long as such Investor owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of the Company's most recent Annual Report on Form 20-F, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

         4. Due Diligence Review; Information. The Company shall make available, during normal business hours, for inspection and review by the Investors, advisors to and representatives of the Investors (who may or may not be affiliated with the Investors and who are reasonably acceptable to the Company), all financial and other records, all SEC Filings (as defined in the Purchase Agreement) and other filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of such review, and cause the Company's officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by the Investors or any such representative, advisor or underwriter in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling the Investors and such representatives, advisors and underwriters and their respective accountants and attorneys to conduct initial and ongoing due diligence with respect to the Company and the accuracy of such Registration Statement.

         The Company shall not disclose material nonpublic information to the Investors, or to advisors to or representatives of the Investors, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Investors, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and any Investor wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto.

         5. Obligations of the Investors.

                            (a) Each Investor shall furnish in writing to the
Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall timely execute such documents in connection with such registration as the Company may reasonably request. Each Investor shall update its information as and when necessary by written notice to the Company and shall cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder. At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Investor of the information the Company requires from such Investor if such Investor elects to have any of the Registrable Securities included in the Registration Statement. An Investor shall provide such information to the Company at least two (2) Business Days prior to the first anticipated filing date of such Registration Statement if such Investor elects to have any of the Registrable Securities included in the Registration Statement.

                          (b) Each Investor, by its acceptance of the
Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

                          (c) Each Investor agrees that, upon receipt of any
notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2(c)(ii) or (ii) the happening of an event pursuant to
Section 3(h) hereof, such Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until the Investor's receipt of the copies of the supplemented or amended prospectus filed with the SEC and until any related post-effective amendment is declared effective and, if so directed by the Company, the Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Investor's possession of the Prospectus covering the Registrable Securities current at the time of receipt of such notice.

         6. Indemnification.

                            (a) Indemnification by the Company. The Company will
indemnify and hold harmless each Investor and its officers, directors, members, employees and agents, successors and assigns, and each other person, if any, who controls such Investor within the meaning of the 1933 Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof; (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application"); (iii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; (iv) any violation by the Company or its agents of any rule or regulation promulgated under the 1933 Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; or (v) any failure to register or qualify the Registrable Securities included in any such Registration in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on an Investor's behalf and will reimburse such Investor, and each such officer, director or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Investor or any such controlling person in writing specifically for use in such Registration Statement or Prospectus.

                            (b) Indemnification by the Investors. Each Investor
agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement or Prospectus or preliminary prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Investor to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor in connection with any claim relating to this Section 6 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

                            (c) Conduct of Indemnification Proceedings. Any
person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

                            (d) Contribution. If for any reason the
indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 6 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

         7. Miscellaneous.

                           (a) Amendments and Waivers. This Agreement may be
amended only by a writing signed by the Company and the Required Investors. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Required Investors.

                           (b) Notices. All notices and other communications
provided for or permitted hereunder shall be made as set forth in Section 9.4 of the Purchase Agreement.
                           (c) Assignments and Transfers by Investors. The
provisions of this Agreement shall be binding upon and inure to the benefit of the Investors and their respective successors and assigns. An Investor may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Investor to such person, provided that such Investor complies with all laws applicable thereto and provides written notice of assignment to the Company promptly after such assignment is effected.

                           (d) Assignments and Transfers by the Company. This
Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Investors, provided, however, that the Company may assign its rights and delegate its duties hereunder to any surviving or successor corporation in connection with a merger or consolidation of the Company with another corporation, or a sale, transfer or other disposition of all or substantially all of the Company's assets to another corporation, without the prior written consent of the Required Investors, after notice duly given by the Company to each Investor.

                           (e) Benefits of the Agreement. The terms and
conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                           (f) Counterparts; Faxes. This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

                           (g) Titles and Subtitles. The titles and subtitles
used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                           (h) Severability. Any provision of this Agreement
that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

                           (i) Further Assurances. The parties shall execute and
deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated

                           (j) Entire Agreement. This Agreement is intended by
the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                           (k) Governing Law; Consent to Jurisdiction; Waiver of
Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

                           IN WITNESS WHEREOF, the parties have executed this
Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.


The Company:               TTI TEAM TELECOM INTERNATIONAL LTD.

                           By:_________________________
                           Name:
                           Title:

The Investors:             LIBERTYVIEW SPECIAL OPPORTUNITIES FUND, LP

                           By:_____________________________
                           Name: Steven S. Rogers
                           Title: Authorized Person
LIBERTYVIEW FUNDS, LP

                           By:_____________________________
                           Name: Steven S. Rogers
                           Title: Authorized Person
                           [other investors]

                                    Exhibit A
                              Plan of Distribution

         The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares or interests in ordinary shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ordinary shares or interests therein on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

         The selling stockholders may use any one or more of the following methods when disposing of ordinary shares or interests therein:

         - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         - block trades in which the broker-dealer will attempt to sell the ordinary shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         - an exchange distribution in accordance with the rules of the applicable exchange;

         - privately negotiated transactions;

         - short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

         - through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

         - broker-dealers may agree with the selling stockholders to sell a specified number of such ordinary shares at a stipulated price per share;

         - a combination of any such methods of sale; and

         - any other method permitted pursuant to applicable law.

         The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         In connection with the sale of ordinary shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of ordinary shares in the course of hedging the positions they assume. The selling stockholders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge ordinary shares to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

         The aggregate proceeds to the selling stockholders from the sale of the ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

         The selling stockholders also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

         The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of ordinary shares or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

         To the extent required, the ordinary shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

         In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of ordinary shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the ordinary shares against certain liabilities, including liabilities arising under the Securities Act.

         We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ordinary shares offered by this prospectus.

         We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the ordinary shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the ordinary shares may be sold pursuant to Rule 144(k) of the Securities Act.

                                   Schedule C



         THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144(K), OR
(III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933 OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS.

         SUBJECT TO THE PROVISIONS OF SECTION 10 HEREOF, THIS WARRANT SHALL BE VOID AFTER 5:00 P.M. EASTERN TIME ON [SIXTH ANNIVERSARY OF THE CLOSING DATE] (the "EXPIRATION DATE").

No. __________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                  WARRANT TO PURCHASE _______ ORDINARY SHARES,
                           PAR VALUE NIS 0.5 PER SHARE


         For VALUE RECEIVED, ____________________ ("Warrantholder"), is entitled to purchase, subject to the provisions of this Warrant, from TTI Team Telecom International Ltd., an Israeli corporation ("Company"), at any time not later than 5:00 P.M., Eastern time, on the Expiration Date (as defined above), at an exercise price per share equal to $2.50 (the exercise price in effect being herein called the "Warrant Price"), ______ Ordinary Shares, par value NIS 0.5 per share ("Common Stock") ("Warrant Shares"). The number of Warrant Shares purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as described herein.

         Section 1. Registration. The Company shall maintain books for the transfer and registration of the Warrant. Upon the initial issuance of this Warrant, the Company shall issue and register the Warrant in the name of the Warrantholder.

         Section 2. Transfers. As provided herein, this Warrant may be transferred only pursuant to a registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"), or an exemption from such registration. Subject to such restrictions, the Company shall transfer this Warrant from time to time upon the books to be maintained by the Company for that purpose, upon surrender thereof for transfer properly endorsed or accompanied by appropriate instructions for transfer and such other documents as may be reasonably required by the Company, including, if required by the Company, an opinion of its counsel to the effect that such transfer is exempt from the registration requirements of the Securities Act, to establish that such transfer is being made in accordance with the terms hereof, and a new Warrant shall be issued to the transferee and the surrendered Warrant shall be canceled by the Company.

         Section 3. Exercise of Warrant. Subject to the provisions hereof, the Warrantholder may exercise this Warrant in whole or in part at any time prior to its expiration upon surrender of the Warrant, together with delivery of the duly executed Warrant exercise form attached hereto as Appendix A (the "Exercise Agreement") and payment by cash, certified check or wire transfer of funds (or, in certain circumstances, by cash-less exercise as provided below) for the aggregate Warrant Price for that number of Warrant Shares then being purchased, to the Company during normal business hours on any business day at the Company's principal executive offices (or such other office or agency of the Company as it may designate by notice to the Warrantholder). The Warrant Shares so purchased shall be deemed to be issued to the Warrantholder or the Warrantholder's designee, as the record owner of such shares, as of the close of business on the date on which this Warrant shall have been surrendered (or evidence of loss, theft or destruction thereof and security or indemnity satisfactory to the Company), the Warrant Price shall have been paid and the completed Exercise Agreement shall have been delivered. Certificates for the Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the Warrantholder within a reasonable time, not exceeding three (3) business days, after this Warrant shall have been so exercised. The certificates so delivered shall be in such denominations as may be requested by the Warrantholder and shall be registered in the name of the Warrantholder or such other name as shall be designated by the Warrantholder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the Warrantholder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised. As used herein, "business day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business. Each exercise hereof shall constitute the re-affirmation by the Warrantholder that the representations and warranties contained in Section 5 of the Purchase Agreement (as defined below) are true and correct in all material respects with respect to the Warrantholder as of the time of such exercise.

         Section 4. Compliance with the Securities Act of 1933. Except as provided in the Purchase Agreement (as defined below), the Company may cause the legend set forth on the first page of this Warrant to be set forth on each Warrant or similar legend on any security issued or issuable upon exercise of this Warrant, unless counsel for the Company is of the opinion as to any such security that such legend is unnecessary.

         Section 5. Payment of Taxes. The Company will pay any documentary stamp taxes attributable to the initial issuance of Warrant Shares issuable upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates for Warrant Shares in a name other than that of the Warrantholder in respect of which such shares are issued, and in such case, the Company shall not be required to issue or deliver any certificate for Warrant Shares or any Warrant until the person requesting the same has paid to the Company the amount of such tax or has established to the Company's reasonable satisfaction that such tax has been paid. The Warrantholder shall be responsible for income taxes due under federal, state or other law, if any such tax is due.

         Section 6. Mutilated or Missing Warrants. In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company shall issue in exchange and substitution of and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and for the purchase of a like number of Warrant Shares, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of the Warrant, and with respect to a lost, stolen or destroyed Warrant, reasonable indemnity or bond with respect thereto, if requested by the Company.

         Section 7. Reservation of Common Stock. The Company hereby represents and warrants that there have been reserved, and the Company shall at all applicable times keep reserved until issued (if necessary) as contemplated by this Section 7, out of the authorized and unissued shares of Common Stock, sufficient shares to provide for the exercise of the rights of purchase represented by this Warrant. The Company agrees that all Warrant Shares issued upon due exercise of the Warrant shall be, at the time of delivery of the certificates for such Warrant Shares, duly authorized, validly issued, fully paid and non-assessable shares of Common Stock of the Company.

         Section 8. Adjustments. Subject and pursuant to the provisions of this
Section 8, the Warrant Price and number of Warrant Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter.

                  (a) If the Company shall, at any time or from time to time while this Warrant is outstanding, pay a dividend or make a distribution on its Common Stock in shares of Common Stock, subdivide its outstanding shares of Common Stock into a greater number of shares or combine its outstanding shares of Common Stock into a smaller number of shares or issue by reclassification of its outstanding shares of Common Stock any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then the number of Warrant Shares purchasable upon exercise of the Warrant and the Warrant Price in effect immediately prior to the date upon which such change shall become effective, shall be adjusted by the Company so that the Warrantholder thereafter exercising the Warrant shall be entitled to receive the number of shares of Common Stock or other capital stock which the Warrantholder would have received if the Warrant had been exercised immediately prior to such event upon payment of a Warrant Price that has been adjusted to reflect a fair allocation of the economics of such event to the Warrantholder. Such adjustments shall be made successively whenever any event listed above shall occur.

                  (b) If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company's assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each Warrantholder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Warrant Shares equal to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each Warrantholder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Warrant Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Warrantholder, at the last address of the Warrantholder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Warrantholder may be entitled to purchase, and the other obligations under this Warrant. The provisions of this paragraph (b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

                  (c) In case the Company shall fix a payment date for the making of a distribution to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to in Section 8(a)), or subscription rights or warrants, the Warrant Price to be in effect after such payment date shall be determined by multiplying the Warrant Price in effect immediately prior to such payment date by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the Market Price (as defined below) per share of Common Stock immediately prior to such payment date, less the fair market value (as determined by the Company's Board of Directors in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such Market Price per share of Common Stock immediately prior to such payment date. "Market Price" as of a particular date (the "Valuation Date") shall mean the following: (a) if the Common Stock is then listed on a national stock exchange, the closing sale price of one share of Common Stock on such exchange on the last trading day prior to the Valuation Date; (b) if the Common Stock is then quoted on The Nasdaq Stock Market, Inc. ("Nasdaq"), the National Association of Securities Dealers, Inc. OTC Bulletin Board (the "Bulletin Board") or such similar exchange or association, the closing sale price of one share of Common Stock on Nasdaq, the Bulletin Board or such other exchange or association on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low asked price quoted thereon on the last trading day prior to the Valuation Date; or (c) if the Common Stock is not then listed on a national stock exchange or quoted on Nasdaq, the Bulletin Board or such other exchange or association, the fair market value of one share of Common Stock as of the Valuation Date, shall be determined in good faith by the Board of Directors of the Company and the Warrantholder. If the Common Stock is not then listed on a national securities exchange, the Bulletin Board or such other exchange or association, the Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Warrantholder prior to the exercise hereunder as to the fair market value of a share of Common Stock as determined by the Board of Directors of the Company. In the event that the Board of Directors of the Company and the Warrantholder are unable to agree upon the fair market value in respect of subpart (c) hereof, the Company and the Warrantholder shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne equally by the Company and the Warrantholder. Such adjustment shall be made successively whenever such a payment date is fixed.

                  (d) An adjustment to the Warrant Price shall become effective immediately after the payment date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment.

                  (e) In the event that, as a result of an adjustment made pursuant to this Section 8, the Warrantholder shall become entitled to receive any shares of capital stock of the Company other than shares of Common Stock, the number of such other shares so receivable upon exercise of this Warrant shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in this Warrant.

                  (f) Except as provided in subsection (g) hereof, if and whenever the Company shall issue or sell, or is, in accordance with any of subsections (f)(l) through (f)(7) hereof, deemed to have issued or sold, any shares of Common Stock for no consideration or for a consideration per share less than the Warrant Price in effect immediately prior to the time of such issue or sale, then and in each such case (a "Trigger Issuance") the then-existing Warrant Price, shall be reduced, as of the close of business on the effective date of the Trigger Issuance, to a price determined as follows:



                  Adjusted Warrant Price = (A x B) + D
                                           -----------

                                              A+C

                                    where

                                    "A" equals the number of shares of Common
Stock outstanding, including Additional Shares of Common Stock (as defined below) deemed to be issued hereunder, immediately preceding such Trigger Issuance;

                                    "B" equals the Warrant Price in effect
immediately preceding such Trigger Issuance;

                                    "C" equals the number of Additional  Shares
of Common Stock issued or deemed issued hereunder as a result of the Trigger Issuance; and

                                    "D" equals the aggregate  consideration, if
any,  received or deemed to be received by the Company upon such Trigger
Issuance;



provided, however, that in no event shall the Warrant Price after giving effect to such Trigger Issuance be greater than the Warrant Price in effect prior to such Trigger Issuance..

                  For purposes of this subsection (f), "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this subsection (f), other than Excluded Issuances (as defined in subsection (g) hereof).

                  For purposes of this subsection (f), the following subsections
(f)(l) to (f)(7) shall also be applicable:

                           (f)(1) Issuance of Rights or Options. In case at any
                  time the Company shall in any manner grant (directly and not by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities") whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (y) the aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by
                  (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Warrant Price in effect immediately prior to the time of the granting of such Options, then the total number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Warrant Price. Except as otherwise provided in subsection 8(f)(3), no adjustment of the Warrant Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.



                           (f)(2) Issuance of Convertible Securities. In case
                  the Company shall in any manner issue (directly and not by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus (y) the aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Warrant Price, provided that (a) except as otherwise provided in subsection 8(f)(3), no adjustment of the Warrant Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities and (b) no further adjustment of the Warrant Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Warrant Price have been made pursuant to the other provisions of subsection 8(f).


                           (f)(3) Change in Option Price or Conversion Rate.
                  Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subsection 8(f)(l) hereof, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsections 8(f)(l) or 8(f)(2), or the rate at which Convertible Securities referred to in subsections 8(f)(l) or 8(f)(2) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Warrant Price in effect at the time of such event shall forthwith be readjusted to the Warrant Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. On the termination of any Option for which any adjustment was made pursuant to this subsection 8(f) or any right to convert or exchange Convertible Securities for which any adjustment was made pursuant to this subsection 8(f) (including without limitation upon the redemption or purchase for consideration of such Convertible Securities by the Company), the Warrant Price then in effect hereunder shall forthwith be changed to the Warrant Price which would have been in effect at the time of such termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such termination, never been issued.

                           (f)(4) Stock Dividends. Subject to the provisions of
                  this Section 8(f), in case the Company shall declare a dividend or make any other distribution upon any stock of the Company (other than the Common Stock) payable in Common Stock, Options or Convertible Securities, then any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

                           (f)(5) Consideration for Stock. In case any shares of
                  Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor, after deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company, after deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company. If Common Stock, Options or Convertible Securities shall be issued or sold by the Company and, in connection therewith, other Options or Convertible Securities (the "Additional Rights") are issued, then the consideration received or deemed to be received by the Company shall be reduced by the fair market value of the Additional Rights (as determined using the Black-Scholes option pricing model or another method mutually agreed to by the Company and the Warrantholder). The Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Warrantholder as to the fair market value of the Additional Rights. In the event that the Board of Directors of the Company and the Warrantholder are unable to agree upon the fair market value of the Additional Rights, the Company and the Warrantholder shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne evenly by the Company and the Warrantholder.

                           (f)(6) Record Date. In case the Company shall take a
                  record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or
                  (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                           (f)(7) Treasury Shares. The number of shares of
                  Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its wholly-owned subsidiaries, and the disposition of any such shares (other than the cancellation or retirement thereof) shall be considered an issue or sale of Common Stock for the purpose of this subsection (f).



                  (g) Anything herein to the contrary notwithstanding, the Company shall not be required to make any adjustment of the Warrant Price in the case of the issuance of (A) capital stock, Options or Convertible Securities issued to employees of the Company in connection with their employment by the Company pursuant to an equity compensation program approved by the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company, (B) shares of Common Stock issued upon the conversion or exercise of Options or Convertible Securities issued prior to the date hereof,
(C) securities issued pursuant to that certain Purchase Agreement dated November 29, 2004, among the Company and the Investors named therein (the "Purchase Agreement") (including warrants issued to Oppenheimer & Co.) and securities issued upon the exercise or conversion of those securities, (D) shares of Common Stock issued or issuable by reason of a dividend, stock split or other distribution on shares of Common Stock (but only to the extent that such a dividend, split or distribution results in an adjustment in the Warrant Price pursuant to the other provisions of this Warrant), and (E) shares of Common Stock or Convertible Securities issued in a strategic transaction approved by the Board of Directors of the Company the primary purpose of which is not the raising of capital (collectively, "Excluded Issuances").

                  (h) Upon any adjustment to the Warrant Price pursuant to
Section 8(f) above, the number of Warrant Shares purchasable hereunder shall be adjusted by multiplying such number by a fraction, the numerator of which shall be the Warrant Price in effect immediately prior to such adjustment and the denominator of which shall be the Warrant Price in effect immediately thereafter.

         Section 9. Fractional Interest. The Company shall not be required to issue fractions of Warrant Shares upon the exercise of this Warrant. If any fractional share of Common Stock would, except for the provisions of the first sentence of this Section 9, be deliverable upon such exercise, the Company, in lieu of delivering such fractional share, shall pay to the exercising Warrantholder an amount in cash equal to the Market Price of such fractional share of Common Stock on the date of exercise.

         Section 10. Extension of Expiration Date. If the Company fails to cause any Registration Statement covering Registrable Securities (unless otherwise defined herein, capitalized terms are as defined in the Registration Rights Agreement relating to the Warrant Shares (the "Registration Rights Agreement")) to be declared effective prior to the applicable dates set forth therein, or if any of the events specified in Section 2(c)(ii) of the Registration Rights Agreement occurs, and the Blackout Period (whether alone, or in combination with any other Blackout Period) continues for more than 60 days in any 12 month period, or for more than a total of 90 days, then the Expiration Date of this Warrant shall be extended one day for each day beyond the 60-day or 90-day limits, as the case may be, that the Blackout Period continues.

         Section 11. Benefits. Nothing in this Warrant shall be construed to give any person, firm or corporation (other than the Company and the Warrantholder) any legal or equitable right, remedy or claim, it being agreed that this Warrant shall be for the sole and exclusive benefit of the Company and the Warrantholder.

         Section 12. Notices to Warrantholder. Upon the happening of any event requiring an adjustment of the Warrant Price, the Company shall promptly give written notice thereof to the Warrantholder at the address appearing in the records of the Company, stating the adjusted Warrant Price and the adjusted number of Warrant Shares resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Failure to give such notice to the Warrantholder or any defect therein shall not affect the legality or validity of the subject adjustment.

         Section 13. Identity of Transfer Agent. The Transfer Agent for the Common Stock is ___________________. Upon the appointment of any subsequent transfer agent for the Common Stock or other shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrant, the Company will mail to the Warrantholder a statement setting forth the name and address of such transfer agent.

         Section 14. Notices. Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by telex or facsimile, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one business day after delivery to such carrier. All notices shall be addressed as follows: if to the Warrantholder, at its address as set forth in the Company's books and records and, if to the Company, at the address as follows, or at such other address as the Warrantholder or the Company may designate by ten days' advance written notice to the other:



                           If to the Company:

                                    TTI Team Telecom International Ltd.
                                    7 Martin Gehl Street
                                    Kiryat Aryeh, Petach Tikva, Israel
                                    Attention:
                                    Fax:


                           With a copy to:

                                    McDermott Will & Emery LLP
                                    50 Rockefeller Plaza
                                    New York, New York 10020
                                    Attention:  Mark S. Selinger, Esq.
                                    Fax:  212-547-5444


                           and

                                    Goldfarb, Levy, Eran & Co.
                                    Europe Israel Tower
                                    2 Weizmann Street
                                    Tel Aviv 64239 Israel
                                    Attention:  Ashok J. Chandrasekhar
                                    Fax:  972-3-608-9808

         Section 15. Registration Rights. The initial Warrantholder is entitled to the benefit of certain registration rights with respect to the shares of Common Stock issuable upon the exercise of this Warrant as provided in the Registration Rights Agreement, and any subsequent Warrantholder may be entitled to such rights.

         Section 16. Successors. All the covenants and provisions hereof by or for the benefit of the Warrantholder shall bind and inure to the benefit of its respective successors and assigns hereunder.

         Section 17. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Warrant shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law provisions thereof. The Company and, by accepting this Warrant, the Warrantholder, each irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Warrant and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Warrant. The Company and, by accepting this Warrant, the Warrantholder, each irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The Company and, by accepting this Warrant, the Warrantholder, each irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE COMPANY AND, BY ITS ACCEPTANCE HEREOF, THE WARRANTHOLDER HEREBY WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS WARRANT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

         Section 18. Call Provision. Notwithstanding any other provision contained herein to the contrary in the event that (x) the closing bid price of a share of Common Stock as traded on Nasdaq (or such other exchange or stock market on which the Common Stock may then be listed or quoted) equals or exceeds two times the Exercise Price then in effect for twenty (20) consecutive trading days commencing after the second anniversary of the Effective Date (as defined in the Purchase Agreement) (the "Trading Period") and (y) the average trading volume of the Common Stock is at least 100,000 shares (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Common Stock occurring after the date hereof) during the Trading Period, the Company, upon thirty (30) days prior written notice (the "Notice Period") given to the Warrantholder within one business day immediately following the end of such Trading Period, may call this Warrant, in whole but not in part, at a redemption price equal to $0.01 per share of Common Stock then purchasable pursuant to this Warrant; provided that
(i) the Company simultaneously calls all Company Warrants (as defined below) on the same terms and (ii) all of the shares of Common Stock issuable hereunder either (A) are registered pursuant to an effective Registration Statement (as defined in the Registration Rights Agreement) which has not been suspended and for which no stop order is in effect, and pursuant to which the Warrantholder is able to sell such shares of Common Stock at all times during the Notice Period or (B) no longer constitute Registrable Securities (as defined in the Registration Rights Agreement). Notwithstanding any such notice by the Company, the Warrantholder shall have the right to exercise this Warrant prior to the end of the Notice Period.

         Section 19. Cashless Exercise. Notwithstanding any other provision contained herein to the contrary, from and after the first anniversary of the Closing Date (as defined in the Purchase Agreement) and so long as the Company is required under the Registration Rights Agreement to have effected the registration of the Warrant Shares for sale to the public pursuant to a Registration Statement (as such term is defined in the Registration Rights Agreement), if the Warrant Shares may not be freely sold to the public for any reason (including, but not limited to, the failure of the Company to have effected the registration of the Warrant Shares or to have a current prospectus available for delivery or otherwise, but excluding the period of any Allowed Delay (as defined in the Registration Rights Agreement), the Warrantholder may elect to receive, without the payment by the Warrantholder of the aggregate Warrant Price in respect of the shares of Common Stock to be acquired, shares of Common Stock equal to the value of this Warrant or any portion hereof by the surrender of this Warrant (or such portion of this Warrant being so exercised) together with the Net Issue Election Notice annexed hereto as Appendix B duly executed, at the office of the Company. Thereupon, the Company shall issue to the Warrantholder such number of fully paid, validly issued and nonassessable shares of Common Stock as is computed using the following formula:



                                  X = Y (A - B)
                                      ---------
                                          A

where

                           X =      the number of shares of Common Stock which
the  Warrantholder  has then  requested be issued to the Warrantholder;

                           Y =      the total number of shares of Common  Stock
covered by this Warrant which the Warrantholder has surrendered at such time for cash-less exercise (including both shares to be issued to the Warrantholder and shares to be canceled as payment therefor);

                           A =      the "Market Price" of one share of Common
Stock as at the time the net issue election is made; and

                           B = the Warrant Price in effect under this Warrant at
the time the net issue election is made.

         Section 20. No Rights as Stockholder. Prior to the exercise of this Warrant, the Warrantholder shall not have or exercise any rights as a stockholder of the Company by virtue of its ownership of this Warrant.

         Section 21. Amendment; Waiver. This Warrant is one of a series of Warrants of like tenor issued by the Company pursuant to the Purchase Agreement and initially covering an aggregate of 2,654,556 shares of Common Stock (collectively, the "Company Warrants"). Any term of this Warrant may be amended or waived (including the adjustment provisions included in Section 8 of this Warrant) upon the written consent of the Company and the holders of Company Warrants representing at least 50% of the number of shares of Common Stock then subject to all outstanding Company Warrants (the "Majority Holders"); provided, that (x) any such amendment or waiver must apply to all Company Warrants; and
(y) the number of Warrant Shares subject to this Warrant, the Warrant Price and the Expiration Date may not be amended, and the right to exercise this Warrant may not be altered or waived, without the written consent of the Warrantholder.

         Section 22. Section Headings. The section headings in this Warrant are for the convenience of the Company and the Warrantholder and in no way alter, modify, amend, limit or restrict the provisions hereof.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed, as of the ______ day of ___________, 200_.



                                   TTI TEAM TELECOM INTERNATIONAL LTD.


                                   By:___________________________

                                   Name:

                                   Title:

                                   APPENDIX A

                       TTI TEAM TELECOM INTERNATIONAL LTD.

                              WARRANT EXERCISE FORM



To TTI Team Telecom International Ltd.:

         The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant ("Warrant") for, and to purchase thereunder by the payment of the Warrant Price and surrender of the Warrant, _______________ shares of Common Stock ("Warrant Shares") provided for therein, and requests that certificates for the Warrant Shares be issued as follows:



                           -------------------------------
                           Name
                           --------------------------------
                           Address
                           ================================
                           Federal Tax ID or Social Security No.


         and delivered by        (certified mail to the above address, or

        (electronically (provide DWAC Instructions:___________________), or other (specify): __________________________________________).



and, if the number of Warrant Shares shall not be all the Warrant Shares purchasable upon exercise of the Warrant, that a new Warrant for the balance of the Warrant Shares purchasable upon exercise of this Warrant be registered in the name of the undersigned Warrantholder or the undersigned's Assignee as below indicated and delivered to the address stated below.



Dated: ___________________, ____



Note:  The signature must correspond with
       Signature:______________________________

the name of the Warrantholder as written
on the first page of the Warrant in every        ______________________________
particular, without alteration or enlargement    Name (please print)
or any change whatever, unless the Warrant
has been assigned.                               ______________________________
                                                 ------------------------------

                                                 Address

                                                 ------------------------------

                                                 Federal Identification or

                                                 Social Security No.



                                                 Assignee:

                                                 -------------------------------

                                                 -------------------------------

                                                 -------------------------------

                                   APPENDIX B

                       TTI TEAM TELECOM INTERNATIONAL LTD.

                            NET ISSUE ELECTION NOTICE





To: TTI Team Telecom International Ltd.:



Date:[_________________________]



         The undersigned hereby elects under Section 19 of this Warrant to surrender the right to purchase [____________] shares of Common Stock pursuant to this Warrant and hereby requests the issuance of [_____________] shares of Common Stock. The certificate(s) for the shares issuable upon such net issue election shall be issued in the name of the undersigned or as otherwise indicated below.



-----------------------------------------
Signature

-----------------------------------------
Name for Registration

-----------------------------------------
Mailing Address

                                   Schedule D


                           Proposed Amendments to the
                 Amended and Restated Articles of Association of
                       TTI Team Telecom International Ltd.



                  "4.      Share Capital


                  4.1 The share capital of the Company is Eighteen Million Three Hundred and Eighteen Thousand One Hundred Ninety-Five New Israeli Shekels (NIS 18,318,195) divided into Thirty Million (30,000,000) Ordinary Shares, of a nominal value of One Half of One New Israeli Shekel (NIS 0.50) each, and Six Million Six Hundred and Thirty-Six Thousand Three Hundred and Ninety-One (6,636,391) Series A Convertible Preferred Shares, of a nominal value of One Half of One New Israeli Shekel (NIS 0.50) each (the "Preferred Shares")."


                  4A.      The Preferred Shares


                  The Preferred Shares confer on the holders thereof all rights accruing to holders of Ordinary Shares in the Company, and in addition, bear the following rights:


                  (a) Subject to any provisions hereof conferring special rights as to voting, or restricting the right to vote, every holder of Preferred Shares shall have one vote for each Ordinary Share into which the Preferred Shares held by him of record could be converted (as provided in this Article), on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means. For this purpose, the holders of Preferred Shares shall be given notice of any meeting of shareholders as to which the holders of Ordinary Shares are given notice in accordance with these Articles and applicable law.


                  (b) Subject to the registration of the Ordinary Shares underlying the Preferred Shares pursuant to an effective registration statement (the "Registration Statement"), commencing two years after the effective date of the Registration Statement, at any time that the Ordinary Shares trade at a closing ask price of $4.40 (as adjusted for share splits, consolidations, share dividends, bonus share issuances and other recapitalizations of the Company's shares) or higher for a 20 consecutive trading day period, with an average daily trading volume of at least 100,000 shares per day during such period, each Preferred Share shall automatically be converted into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing the applicable Original Issue Price (as defined in Article 4A(d)) by the applicable Conversion Price (as defined in and subject to adjustment under Article 4A(d)) at the time in effect for such share (as adjusted for share splits, consolidations, share dividends, bonus share issuances and other recapitalizations of the Company's shares) (an "Automatic Conversion"). Holders of record of Preferred Shares shall be given written notice on the date on which an Automatic Conversion was triggered or, if later, the date designated for such Automatic Conversion (the "Automatic Conversion Date") and the place designated for Automatic Conversion of all such Preferred Shares pursuant to this Article 4A. Such notice shall be provided in accordance with Article 69(a) of these Articles to each record holder of Preferred Shares. Upon receipt of such notice, each holder of Preferred Shares subject to such Automatic Conversion, shall surrender his or its certificate or certificates for all such shares to the Company at the place designated in such notice, and shall thereafter receive certificates for the number of Ordinary Shares to which such holder is entitled pursuant to this
Article 4A. On the Automatic Conversion Date, all outstanding Preferred Shares, subject thereto, shall be deemed to have been converted into Ordinary Shares, which shall be deemed to be outstanding of record, and all rights with respect to the Preferred Shares so converted, including the rights, if any, to receive notices and vote (other than as a holder of Ordinary Shares) will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates for the number of Ordinary Shares into which such Preferred Shares have been converted, and payment of any declared but unpaid dividends thereon. As soon as practicable after the Automatic Conversion Date, as applicable, and the surrender of the certificate or certificates for Preferred Shares, the Company shall cause to be issued and delivered to such holder, or on his or its written order, a certificate or certificates for the number of full Ordinary Shares issuable on such conversion in accordance with the provisions hereof and cash as provided in
Section 4A(f) in respect of any fraction of an Ordinary Share otherwise issuable upon such conversion.


                  (c) Each Preferred Share shall be convertible at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company, into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing the applicable Original Issue Price (as defined in and subject to adjustment under Article 4A(d)) by the applicable Conversion Price at the time in effect for such share. Before any holder of Preferred Shares shall be entitled (in the case of a conversion at such holder's option) to convert the same into Ordinary Shares, he/she/it shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company, and shall give written notice by mail, postage prepaid, to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names of any nominee for such holder in which the certificate or certificates for Ordinary Shares are to be issued. Such conversion (in the case of a conversion at such holder's option) shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate representing the Preferred Shares to be converted, and the person or persons entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Ordinary Shares as of such date. The Company shall, as soon as practicable after the conversion and tender of the certificate for the Preferred Shares converted, issue and deliver at such office to such holder of Preferred Shares or to the nominee or nominees of such holder of Preferred Shares or to the nominee or nominees of such holder, a certificate or certificates for the number of Ordinary Shares to which such holder shall be entitled as aforesaid.


                  (d) The Original Issue Price of the Preferred Shares is US$2.20. The initial Conversion Price for the Preferred Shares shall be the Original Issue Price (subject to any adjustments under this Article 4A(d)) (the "Conversion Price"). Subject and pursuant to the provisions of this Section 4A(d), the Conversion Price and number of Ordinary Shares into which the Preferred Shares shall be convertible shall be subject to adjustment from time to time as set forth hereinafter.

                           (i) If the Company shall, at any time or from time to
time pay a dividend or make a distribution on its Ordinary Shares in additional Ordinary Shares, subdivide its outstanding Ordinary Shares into a greater number of shares or combine its outstanding Ordinary Shares into a smaller number of shares or issue by reclassification of its outstanding Ordinary Shares any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing entity), then the number of Ordinary Shares into which the Preferred Shares are convertible and the Conversion Price in effect immediately prior to the date upon which such change shall become effective, shall be adjusted by the Company so that the holder of Preferred Shares thereafter converting the Preferred Shares shall be entitled to receive the number of Ordinary Shares or other capital stock which such holder would have received if such Preferred Shares had been exercised immediately prior to such event upon payment of a Conversion Price that has been adjusted to reflect a fair allocation of the economics of such event to such Preferred Shares. Such adjustments shall be made successively whenever any event listed above shall occur.



                         (ii) If any capital reorganization, reclassification of
the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the surviving entity, or sale, transfer or other disposition of all or substantially all of the Company's assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each holder of Preferred Shares shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Ordinary Shares immediately theretofore issuable upon conversion of such Preferred Shares, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Ordinary Shares equal to the number of Ordinary Shares immediately theretofore issuable upon conversion of the Preferred Shares, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each holder of Preferred Shares to the end that the provisions hereof (including, without limitation, provision for adjustment of the Conversion Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to each holder of Preferred Shares, at the last address of such holder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase, and the other obligations under the terms hereof. The provisions of this paragraph (ii) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.



                           (iii) In case the Company shall fix a payment date
for the making of a distribution to all holders of Ordinary Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to in Section 4A(d)(i)), or subscription rights or warrants, the Conversion Price to be in effect after such payment date shall be determined by multiplying the Conversion Price in effect immediately prior to such payment date by a fraction, the numerator of which shall be the total number of Ordinary Shares outstanding multiplied by the Market Price (as defined below) per share of Ordinary Shares immediately prior to such payment date, less the fair market value (as determined by the Company's Board of Directors in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or warrants, and the denominator of which shall be the total number of Ordinary Shares outstanding multiplied by such Market Price per Ordinary Shares immediately prior to such payment date. "Market Price" as of a particular date (the "Valuation Date") shall mean the following: (a) if the Ordinary Shares are then listed on a national stock exchange, the closing sale price of one Ordinary Share on such exchange on the last trading day prior to the Valuation Date; (b) if the Ordinary Shares are then quoted on The Nasdaq Stock Market, Inc. ("Nasdaq"), the National Association of Securities Dealers, Inc. OTC Bulletin Board (the "Bulletin Board") or such similar exchange or association, the closing sale price of one Ordinary Share on Nasdaq, the Bulletin Board or such other exchange or association on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low asked price quoted thereon on the last trading day prior to the Valuation Date; or (c) if the Ordinary Shares are not then listed on a national stock exchange or quoted on Nasdaq, the Bulletin Board or such other exchange or association, the fair market value of one Ordinary Share as of the Valuation Date, shall be determined in good faith by the Board of Directors of the Company and the holders of the Preferred Shares. If the Ordinary Shares are not then listed on a national securities exchange, the Bulletin Board or such other exchange or association, the Board of Directors of the Company shall respond promptly, in writing, to an inquiry by a holder of the Preferred Shares prior to the exercise hereunder as to the fair market value of an Ordinary Share as determined by the Board of Directors of the Company. In the event that the Board of Directors of the Company and the holders of the Preferred Shares are unable to agree upon the fair market value in respect of subpart (c) hereof, the Company and the holders of the Preferred Shares shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne equally by the Company and the holders Preferred Shares. Such adjustment shall be made successively whenever such a payment date is fixed.



                           (iv) An adjustment to the Conversion Price shall
become effective immediately after the payment date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment.



                           (v) In the event that, as a result of an adjustment
made pursuant to this Article 4A, the holder of the Preferred Shares shall become entitled to receive any shares of capital stock of the Company other than Ordinary Shares, the number of such other shares so receivable upon conversion of the Preferred Shares shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Ordinary Shares contained herein.



                           (vi) Except as provided in subsection (vii) hereof,
if and whenever the Company shall issue or sell, or is, in accordance with any of subsections (vi)(A) through (vi)(G) hereof, deemed to have issued or sold, any Ordinary Shares for no consideration or for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issue or sale, then and in each such case (a "Trigger Issuance") the then-existing Conversion Price, shall be reduced, as of the close of business on the effective date of the Trigger Issuance, to a price determined as follows:



                           Adjusted Conversion Price = (A x B) + D
                                                       -----------
                                                        A+C

                           where

                           "A" equals the number of Ordinary  Shares
outstanding, including Additional Ordinary Shares (as defined below) deemed to be issued hereunder, immediately preceding such Trigger
Issuance;

                           "B" equals the Conversion Price in effect immediately
preceding such Trigger Issuance;

                           "C" equals the number of Additional Ordinary Shares
issued or deemed issued hereunder as a result of the Trigger Issuance; and

                           "D" equals the aggregate  consideration,  if any,
received or deemed to be received by the Company upon such Trigger Issuance;

provided, however, that in no event shall the Conversion Price after giving effect to such Trigger Issuance be greater than the Conversion Price in effect prior to such Trigger Issuance.



                  For purposes of this subsection (vi), "Additional Ordinary Shares" shall mean all Ordinary Shares issued by the Company or deemed to be issued pursuant to this subsection (vi), other than Excluded Issuances (as defined in subsection (vii) hereof).

                  For purposes of this subsection (vi), the following subsections (vi)(A) to (vi)(G) shall also be applicable:

                                    (vi)(A) Issuance of Rights or Options. In
                  case at any time the Company shall in any manner grant (directly and not by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Ordinary Shares or any stock or security convertible into or exchangeable for Ordinary Shares (such warrants, rights or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities") whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Ordinary Shares are issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (1) the sum (which sum shall constitute the applicable consideration) of (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (y) the aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (2) the total maximum number of Ordinary Shares issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Conversion Price in effect immediately prior to the time of the granting of such Options, then the total number of Ordinary Shares issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price. Except as otherwise provided in subsection (vi)(C), no adjustment of the Conversion Price shall be made upon the actual issue of such Ordinary Shares or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Ordinary Shares upon conversion or exchange of such Convertible Securities.

                                    (vi)(B) Issuance of Convertible Securities.
                  In case the Company shall in any manner issue (directly and not by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Ordinary Shares are issuable upon such conversion or exchange (determined by dividing (1) the sum (which sum shall constitute the applicable consideration) of (x) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus (y) the aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (2) the total number of Ordinary Shares issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the total maximum number of Ordinary Shares issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price, provided that (a) except as otherwise provided in subsection (d)(vi)(C), no adjustment of the Conversion Price shall be made upon the actual issuance of such Ordinary Shares upon conversion or exchange of such Convertible Securities and (b) no further adjustment of the Conversion Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price have been made pursuant to the other provisions of subsection (d)(vi).


                                    (vi)(C) Change in Option Price or Conversion
                  Rate. Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subsection (d)(vi)(A) hereof, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsections
                  (d)(vi)(A) or (d)(vi)(B), or the rate at which Convertible Securities referred to in subsections (d)(vi)(A) or (d)(vi)(B) are convertible into or exchangeable for Ordinary Shares shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. On the termination of any Option for which any adjustment was made pursuant to this subsection 8(f) or any right to convert or exchange Convertible Securities for which any adjustment was made pursuant to this subsection 4A(d)(vi) (including without limitation upon the redemption or purchase for consideration of such Convertible Securities by the Company), the Conversion Price then in effect hereunder shall forthwith be changed to the Conversion Price which would have been in effect at the time of such termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such termination, never been issued.

                                    (vi)(D) Stock Dividends. Subject to the
                  provisions of this Section 4A((d)(vi), in case the Company shall declare a dividend or make any other distribution upon any stock of the Company (other than the Ordinary Shares) payable in Ordinary Shares, Options or Convertible Securities, then any Ordinary Shares, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

                                    (vi)(E) Consideration for Stock. In case any
                  Ordinary Shares, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor, after deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Ordinary Shares, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company, after deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company. If Ordinary Shares, Options or Convertible Securities shall be issued or sold by the Company and, in connection therewith, other Options or Convertible Securities (the "Additional Rights") are issued, then the consideration received or deemed to be received by the Company shall be reduced by the fair market value of the Additional Rights (as determined using the Black-Scholes option pricing model or another method mutually agreed to by the Company and the holders of the Preferred Shares). The Board of Directors of the Company shall respond promptly, in writing, to an inquiry by any holder of the Preferred Shares as to the fair market value of the Additional Rights. In the event that the Board of Directors of the Company and the holder of the Preferred Shares are unable to agree upon the fair market value of the Additional Rights, the Company and the holders of the Preferred Shares shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne evenly by the Company and the holders of the Preferred Shares.

                                    (vi)(F) Record Date. In case the Company
                  shall take a record of the holders of its Ordinary Shares for the purpose of entitling them (i) to receive a dividend or other distribution payable in Ordinary Shares, Options or Convertible Securities or (ii) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                                    (vi)(G) Treasury Shares. The number of
                  Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its wholly-owned subsidiaries, and the disposition of any such shares (other than the cancellation or retirement thereof) shall be considered an issue or sale of Ordinary Shares for the purpose of this subsection 4A(d)(vi).



                           (vii) Anything herein to the contrary
notwithstanding, the Company shall not be required to make any adjustment of the Conversion Price in the case of the issuance of (A) Ordinary Shares, Options or Convertible Securities issued to employees of the Company in connection with their employment by the Company pursuant to an equity compensation program approved by the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company, (B) Ordinary Shares issued upon the conversion or exercise of Options or Convertible Securities issued prior to the date hereof, (C) securities issued pursuant to that certain Purchase Agreement dated November 29, 2004, among the Company and the Investors named therein (the "Purchase Agreement"), including securities issued to the placement agent in connection with the transactions contemplated by the Purchase Agreement, and securities issued upon the exercise or conversion of those securities, (D) Ordinary Shares issued or issuable by reason of a dividend, stock split or other distribution on Ordinary Shares (but only to the extent that such a dividend, split or distribution results in an adjustment in the Conversion Price pursuant to the other provisions hereof), and (E) Ordinary Shares or Convertible Securities issued in a strategic transaction approved by the Board of Directors of the Company the primary purpose of which is not the raising of capital (collectively, "Excluded Issuances").

                            (viii) Upon any adjustment to the Conversion Price
pursuant to Section 4A(d)(vi) above, the number of Ordinary Shares into which the Preferred Shares are convertible shall be adjusted by multiplying such number by a fraction, the numerator of which shall be the Conversion Price in effect immediately prior to such adjustment and the denominator of which shall be the Conversion Price in effect immediately thereafter.

                           (ix) If the Company subdivides or combines its
Ordinary Shares, the Conversion Price shall be proportionately reduced, in case of subdivision of shares, as at the effective date of such subdivision, or if the Company fixes a record date for the purpose of so subdividing, as at such record date, whichever is earlier, or shall be proportionately increased, in the case of combination of shares, as the effective date of such combination, or, if the Company fixes a record date for the purpose of so combining, as at such record date, whichever is earlier.

                  (e) The Company will not, by amendment of these Articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder in this Article 4A by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this
Article 4A and in taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Shares against impairment.

                  (f) No fractional shares shall be issued upon conversion of the Preferred Shares, and the number of shares of Ordinary Shares to be issued shall be rounded to the nearest whole share. No adjustment to the Conversion Price shall be made in an amount less than one cent ($0.01) per share. No adjustment to the Conversion Price shall be made if it has the effect of increasing the Conversion Price beyond the applicable Conversion Price immediately prior to such adjustment. In the event that any conversion of a Preferred Share results in the issuance of more than one Ordinary Share, then a portion of the share premium paid upon the original issuance of such Preferred Share shall be deemed to have been paid as capital on the additional Ordinary Shares so issued.

                  (g) Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Article 4A, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Shares a certificate setting forth each adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall furnish or cause to be furnished to such holder a like certificate setting forth
(A) such adjustment or readjustment, (B) the Conversion Price at the time in effect, and (C) the number of shares of Ordinary Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Preferred Share.

                  (h) In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (including a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Preferred Shares, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

                  (i) The Company shall at all times reserve and keep available out of its authorized but unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Preferred Shares, such number of its Ordinary Shares as shall from time to time be sufficient to effect the conversion of all issued and outstanding Preferred Shares; and if at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Preferred Shares, in addition to such other remedies as shall be available to the holders of such Preferred Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Ordinary Share capital to such number of shares as shall be sufficient for such purposes.

                  (j) The Company shall not declare, pay or set aside any dividends (other than dividends payable in Ordinary Shares to all holders of stock of the Company where the amount of such dividend is based on their ownership of Ordinary Shares and Ordinary Share Equivalents) on the Ordinary Shares unless the holders of the Preferred Shares then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding Preferred Share to the product of (i) the per share dividend to be declared, paid or set aside for the Ordinary Shares, as the case may be, multiplied by (ii) the number of Ordinary Shares into which each Preferred Share is then convertible.

                  (k) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Shares then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, before any payment shall be made to the holders of Ordinary Shares or any other class or series of stock ranking on liquidation junior to the Preferred Shares by reason of their ownership thereof, an amount equal to the greater of: (i) $2.20 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each such share been converted into Ordinary Shares pursuant to this Section 4A immediately prior to such liquidation, dissolution or winding up (the greater of (i) or (ii) is hereafter referred to as the "Preferred Liquidation Amount").

                  (l) After the payment of the Preferred Liquidation Amount in full to the holders of Preferred Shares pursuant to the foregoing subsection
(k), any remaining assets and funds of the Company available for distribution to its shareholders upon the dissolution, liquidation or winding up of the Company shall be distributed pro rata to the holders of Ordinary Shares."


                  "Subject to the terms of these Articles, the Company may, from time to time, by a Shareholders Resolution, whether or not all shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its share capital by the creation of new shares."


                  "Directors (other than External Directors and the Preferred Director, as defined below) shall be elected at the Annual General Meeting by vote of the holder of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, or by the Board of Directors. In the event that Directors are appointed by the Board of Directors, such appointment of Directors shall be adopted by Shareholders' Resolution at the first extraordinary or annual general meeting of the shareholders following the date upon which the Director was appointed by the Board of Directors. Each director shall serve, subject to section 39(d) and
Article 42 hereof, and with respect to a Director appointed pursuant to Article 41 hereof, subject to such Article, until the Annual General Meeting following the Annual General Meeting at which such Director was appointed, or his early removal pursuant to this Article 39. The shareholders shall be entitled to remove any Director(s) from office, subject to section 29(d) and all subject to applicable law."



                  "(d) Notwithstanding anything to the contrary contained herein, for so long as at least 50% of the Preferred Shares issued under the Purchase Agreement remain outstanding, the holders of a majority of the outstanding Preferred Shares shall be entitled at any time to appoint, elect, remove and replace one Director (the "Preferred Director") to the Board of Directors."


                  "72. Major Decisions.

                  Notwithstanding any other provision of these Articles, for so long as at least 65% of the Preferred Shares issued shall be outstanding, and no more than 35% of all Preferred Shares issued shall have been converted into Ordinary Shares, the approval of the holders of 50% of the then outstanding Preferred Shares shall be required prior to the Company taking any of the following actions:

                  (a) Amendment of the Company's Articles of Association which adversely affects the rights of the Preferred Shares or authorizes additional shares of the Company's share capital;

                  (b) Alter or change the rights, preferences or privileges of the Preferred Shares;

                  (c) Declare or pay any dividends or make any distributions on any of the Company's securities (other than on the Preferred Shares);

                  (d) Redeem, purchase or otherwise acquire any of the Company's securities ranking junior or pari passu with the Preferred Shares (except for (i) repurchases of Ordinary Shares from employees upon termination of employment pursuant to arrangements approved by the Board of Directors of the Company and
(ii) redemptions of Preferred Shares);

                  (e) Authorize or issue any equity securities having rights or preferences senior to or pari passu with the Preferred Shares with respect to voting, dividends redemption or liquidation;

                  (f) Sale of the Company by sale of all or substantially all of the Company's issued and outstanding securities, merger, consolidation, sale of assets or otherwise if sale is not a sale resulting in consideration to the holders of Preferred Shares of at least $6.00 per Preferred Share, as adjusted for share splits, consolidations, share dividends, bonus share issuances and other recapitalizations of the Company's shares;

                  (g) Sale or transfer of all of substantially all of the Company's intellectual property assets;

                  (h) Voluntary dissolution or cessation of operations of the Company;

                  (i) Any material change of the nature of the business of the Company;

                  (j) Incur indebtedness (including any guarantees other than guarantees in the normal course of business, it being understood that such exclusion shall not include guarantees for borrowed monies) exceeding an aggregate principal amount of $3,000,000 outstanding at any time, except for bank debt which, when combined with other debt, may be incurred for up to $10,000,000 outstanding at any time;

                  (k) Create or incur any material lien on the assets of the Company (other than liens for current taxes not yet payable or liens pursuant to permitted indebtedness);

                  (l) Transaction with any director, officer, employee or affiliate (other than customary employment arrangements and benefit plans);

                  (m) Enter into an agreement that would limit the Company's ability to perform its obligations in respect of the Preferred Shares or the Ordinary Shares issued upon conversion of the Preferred Shares;

                  (n) Any other action, which pursuant to the Company's Articles of Association or the Companies Law requires the vote of the Preferred Shares as a separate class or series.

                  (o) Create any subsidiary other than a wholly-owned subsidiary or permit any existing subsidiary to issue equity securities to any person or entity other than the Company.

                  (p) Take any action relating to the above."



                                       ***

                                   Schedule E

                  [English Translation of the Hebrew Original]


The first sentence of Section 4 of the Company's Memorandum of Association is replaced with the following:


       "The share capital of the Company is: 18,318,195 New Israeli Shekels divided into 30,000,000 Ordinary Shares, of a nominal value of One Half of One New Israeli Shekel (NIS 0.50) each, and 6,636,391 Series A Preferred Shares, of a nominal value of One Half of One New Israeli Shekel (NIS 0.50) each."